Acquire.
Develop.
Capture Value.



RepliGen ANNUAL REPORT 2008


Commercial Assets
Preclinical
Phase I
Phase II
Phase III
Market
CTLA4-Ig Intellectual Property/Orencia
Rheumatoid Arthritis
Protein A Products
Antibody Purification
Significant value has been created by...
Development Assets
Preclinical
Phase I
Phase II
Phase III
Market
RG1068
Pancreatic Imaging
RG2417
Bipolar Disorder
RGFA
Friedreich's Ataxia

Acquire. Develop. Capture Value.

Our business strategy is to acquire proprietary product candidates, establish their efficacy in proof-of-concept clinical trials and complete clinical development and product commercialization either through partnerships in large markets or directly in niche markets.

We are seeking to acquire programs that complement our neurology pipeline and which have the potential to address a clinically significant unmet medical need. Our acquisition candidates must have a clear path to demonstrating efficacy and the potential for meaningful patent protection.

We then leverage our core competencies in manufacturing, in vivo studies and clinical trials to advance our programs through proof-of-concept clinical trials. Our product development experience and flexible infrastructure enable us to reach this important milestone efficiently.

Finally, we will capture the value of our product candidates either through partnerships with biopharmaceutical companies with global commercial infrastructures or through our own commercialization efforts in niche markets. Our strategy guides all aspects of our business and has resulted in significant progress in the past year. As described below, we have acquired a new program, reported positive data in two Phase 2 clinical trials, achieved record revenue and captured the value from two mature assets through licensing.

Financial Highlights

We achieved our financial goals for fiscal year 2008, delivering record-level revenues and a strong balance sheet. Our revenues, comprised primarily of Protein A product sales, increased by 37% to $19.3 million. In addition, we reported a net profit of $37.1 million, reflecting a one-time cash payment of approximately $40 million from ImClone Systems related to our license agreement for Erbitux®. We continued to maintain a strong financial position and ended the year with over $60 million in cash and cash equivalents. Importantly, we have created an operating structure and secured the cash resources to fund and sustain our product development initiatives.

(In thousands except per share amounts)	2008	2007	2006
Total revenue	$19,296	$14,074	$12,911
Net income (loss)	37,107	(889)	697
Cash and investments	60,589	22,627	23,408
Net income (loss) per share—diluted	$ 1.18	$ (0.03)	$ 0.02

Total Revenue

$ in millions


20
15
10
5
0
2006
2007
2008

Cash & Investments

$ in millions


72
54
36
18
0
2006
2007
2008

RG1068

By granting Fast Track Designation to our RG1068 for MRI imaging of the pancreas development program, the FDA has recognized the urgent need for a safe procedure to assess pancreatic abnormalities. We expect to complete enrollment in our Phase 3 trial this year, and if successful, file an NDA in 2009.

RG

Over the six-week treatment period in our Phase 2a study in patients with bipolar disorder, there was a statistically significant improvement in the symptom of depression in the RG2417-treated patients compared to the placebo-treated patients. These results will be further evaluated in a larger number of patients this year.

...consistent progress and results.

...ate...

Success in licensing our intellectual property assets has resulted in substantial proceeds and new sources of revenue. We received a one time cash settlement of approximately $40 million from ImClone Systems, Inc. for intellectual property covering Erbitux®. We also licensed our patent covering the use of CTLA4-Ig in rheumatoid arthritis to Bristol-Myers Squibb, resulting in a $5 million cash payment and royalties on U.S. sales of Orencia through 2013.

...Milli...

Our position as a leading supplier of Protein A translated into record-level revenues this year. We expect continued growth in the monoclonal antibody market to drive demand for our Protein A based products.

President's Letter

The past year represented a major inflection point for Repligen. We reported progress across all areas of our business and continued to execute our strategy to acquire programs with the opportunity to create meaningful value, develop our product candidates through proof-of-concept clinical trials and create significant value for patients and our shareholders.

In the past year, we have taken a significant step forward in our mission which has established a solid foundation for future growth. A key differentiator of Repligen is our commercial assets, which continue to provide us with the financial resources to invest in our pipeline without the need for dilutive financings. Our development pipeline now spans preclinical to Phase 3 clinical development, addressing underserved but well-defined markets —areas where we can have a meaningful impact on patient care and create significant value.

Commercial Assets

This past year, we achieved record total revenue of $19.3 million while maintaining our position as a leading supplier of Protein A, a key consumable used in the manufacture of most monoclonal antibodies. Monoclonal antibodies are the largest and fastest growing class of therapeutic drugs, with approximately 20 marketed drugs and more than 200 in various stages of clinical development. We anticipate that the long-term demand for Protein A will continue to grow in tandem with the monoclonal antibody market.

We have also secured a new source of revenue through the successful licensing of our patent covering the use of CTLA4-Ig in rheumatoid arthritis. Our agreement with Bristol-Myers Squibb resulted in a $5 million payment and tiered royalties on Bristol's U.S. sales of Orencia®, recently launched for refractory rheumatoid arthritis. We estimate that our royalty income will exceed $100 million over the life of the agreement, providing an additional source of funding for continued expansion and development of our pipeline.



Strength in Our Commercial Assets

As the leading supplier of Protein A, our revenue growth is tied to the monoclonal antibody market, the largest and fastest growing class of drug in the biopharmaceutical industry. We also receive royalties on the U.S. sales of Orencia which could translate into aggregate royalties of more than $100 million.



Advancing Our Pipeline

RG1068 enhanced MRI imaging provides physicians a detailed, safe procedure to assess patients with suspected pancreatic disease such as acute and chronic pancreatitis.

RG2417 is designed to address the symptoms of bipolar disorder, which affects more than two million adults in the U.S., without the problematic side effects of currently marketed therapies.

Finally, we reached an agreement in our patent infringement lawsuit related to the manufacture and sale of Erbitux®. ImClone Systems received a non-exclusive license to certain patents, and we received net proceeds of approximately $40 million, significantly strengthening our balance sheet.

RG1068 for MRI Imaging of the Pancreas

We reported significant progress with our most advanced clinical program, RG1068 (synthetic human secretin) as an agent to improve the assessment of pancreatic duct structures by magnetic resonance imaging (MRI). In our Phase 2 trial, RG1068 improved the ability to detect structural abnormalities of the pancreatic ducts by approximately 20% with no loss in specificity. Detailed visual assessment of the pancreatic ducts and identification of structural abnormalities is important in the assessment, diagnosis and treatment of diseases such as acute and chronic pancreatitis. The use of a noninvasive procedure such as MRI is attractive for patient care as it can obviate the need for more risky invasive procedures.

These data helped to guide the design of our Phase 3 trial, which we initiated in March 2008. This study is expected to enroll 250 patients across 30 clinical sites in the U.S. and Canada. We expect to have results from this trial in early 2009. There are approximately 150,000 pancreatic MRI's conducted in the U.S. each year that could benefit from enhancement with secretin.

Due to the risks to patients associated with an invasive endoscopic procedure, the current method for imaging the pancreatic ducts, the FDA has recognized the critical need to improve imaging of the pancreas by granting our program Fast Track designation. Further, we have received Orphan Drug Designation from the FDA for the use of RG1068 with MRI imaging, which qualifies us for seven years of marketing exclusivity in the U.S. if we are the first to receive marketing approval.

RG2417 for Bipolar Disorder

Our lead neurology program is RG2417, an oral formulation of uridine for the treatment of bipolar disorder. We have completed a positive Phase 2a multi-center trial of RG2417 in 83 patients with bipolar disorder. Over the six-week treatment period, the study demonstrated a statistically significant improvement in the symptom of depression in the patients receiving RG2417 when compared to placebo on a widely used rating scale. In addition, RG2417 significantly improved the patients' overall symptoms of bipolar disorder compared to those receiving a placebo. Based on these compelling results and feedback from the FDA, we plan to advance RG2417 into a larger proof-of-concept clinical trial in bipolar disorder later this year.

HDAC Inhibitors for Friedreich's Ataxia

In April 2007, we established a development program for Friedreich's ataxia, an inherited neurodegenerative disease in which low levels of the protein frataxin result in progressive damage to the nervous system and loss of muscle function. We secured an exclusive license from The Scripps Research Institute for intellectual property covering a series of compounds that may increase frataxin levels in patients. Over the past year, we have made significant progress in advancing this program resulting in the identification of advanced compounds with improved potency and specificity. During the next year, we plan to further characterize these leads to determine their appropriateness as a clinical product candidate as well as evaluate this family of compounds for activity in preclinical models of other neurodegenerative diseases. We have received grants from two patient-based foundations which help support this program. We believe that establishing relationships with these non-profit organizations will result in a number of mutual benefits as the program evolves and we prepare for human clinical trials. Approximately one in every 50,000 people in the U.S. has Friedreich's ataxia, and there is currently no treatment for the disorder.

Financial Strength and Continued Value Creation

We ended the year with over $60 million in cash and cash equivalents. Our strong balance sheet, together with the profits from our Protein A business and royalty income, provides us with the financial strength to continue to fully execute our product acquisition and development strategy.

We have a clear vision for value creation. We will invest the proceeds from our Commercial Assets into the acquisition of promising product candidates that complement our neurology pipeline, drive our programs forward through proof-of-concept studies and determine the appropriate partnering and commercialization arrangements to maximize the value of the programs. We believe this will provide a platform for continued success, and we look forward to updating you on our efforts.

Walter Herlihy

Walter C. Herlihy, Ph.D.
President and Chief Executive Officer
July 18, 2008

RepliGen

Index to Business and Financial Information for the Year Ended March 31, 2008

Selected Financial Data

The following selected financial data are derived from the audited financial statements of Repligen. The selected financial data set forth below should be read in conjunction with our financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report and our Annual Report on Form 10-K for the years ended March 31, 2008, 2007, 2006, 2005 and 2004.

	Years ended March 31,				
	2008[2]	2007	2006	2005	2004
	(In thousands except per share amounts)				
Revenue:					
Product revenue	$ 18,587	$ 13,074	$ 12,529	$ 9,360	$ 6,843
Other revenue	709	1,000	382	—	71
Total revenue	19,296	14,074	12,911	9,360	6,914
Operating Expenses:					
Cost of product revenue	6,160	3,615	3,551	3,888	3,248
Research and development	7,241	5,924	5,163	5,037	6,484
Selling, general and administrative	10,173	6,360	5,417	4,597	4,710
Net gain from litigation settlement	(40,170)	—	—	—	—
Impairment of long-lived asset	—	—	—	—	2,413
Total operating expenses	(16,596)	15,899	14,131	13,522	16,855
Income (loss) from operations	35,892	(1,825)	(1,220)	(4,162)	(9,941)
Interest expense	(9)	(11)	(3)	—	—
Investment income	2,051	947	750	428	390
Other income	—	—	1,170	750	—
Income (loss) before income taxes	37,934	(889)	697	(2,984)	(9,551)
Provision for income taxes	827	—	—	—	—
Net income (loss)	$ 37,107	$ (889)	$ 697	$ (2,984)	$ (9,551)
Earnings Per Share:					
Basic	$ 1.20	$ (0.03)	$ 0.02	$ (0.10)	$ (0.32)
Diluted	$ 1.18	$ (0.03)	$ 0.02	$ (0.10)	$ (0.32)
Weighted Average Shares Outstanding:					
Basic	30,834	30,379	30,125	30,062	29,686
Diluted	31,321	30,379	30,691	30,062	29,686

	As of March 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Balance Sheet Data:					
Cash and marketable securities[1]	$ 60,589	$ 22,627	$ 23,408	$ 23,523	$ 24,269
Working capital	49,831	22,394	18,575	15,673	13,684
Total assets	68,840	29,076	28,599	27,607	29,615
Long-term obligations	143	200	231	120	86
Accumulated deficit	(120,577)	(157,683)	(156,794)	(157,491)	(154,507)
Stockholders' equity	64,107	25,538	25,433	24,290	27,164

(1) Excludes restricted cash of $200 restricted as part of our headquarters lease arrangement for all years presented.
(2) 2008 includes $40,170 net gain from litigation settlement.

The following discussion of our business contains forward-looking statements that involve risks and uncertainties. When used in this report, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements and are a result of certain factors, including those set forth under "Risk Factors" and elsewhere in our Annual Report on Form 10-K.

Repligen Corporation ("Repligen," the "Company" or "we") is developing novel therapeutics primarily for the treatment of diseases of the central nervous system. Our business strategy is to maintain full commercial rights to our product candidates through "proof of principle" clinical studies after which we may seek corporate partners for further development and marketing. For the next several years, we expect to fund the development of our proprietary therapeutic product candidates primarily through royalty payments received from Bristol-Myers Squibb Company ("Bristol") based on their United States sales of Orencia® and the profits from the sales of our Protein A products which are used in the production of many therapeutic monoclonal antibodies. This will enable us to independently advance our product candidates through "proof of principle" clinical trials with reduced financial risk.

We were incorporated in May 1981, under the laws of the State of Delaware. Our principle executive offices are at 41 Seyon Street, Waltham, Massachusetts 02453 and our telephone number is (781) 250-0111.

Currently Marketed Products

We currently sell a line of commercial products based on Protein A, which is used in the production of monoclonal antibodies, and SecreFlo®, a synthetic form of the hormone secretin, which is used as an aid in the diagnosis of certain diseases of the pancreas.

Protein A Products for Antibody Manufacturing

Protein A is widely used in the purification of therapeutic monoclonal antibodies. Most therapeutic monoclonal antibodies are manufactured by the fermentation of mammalian cells that express the monoclonal antibody. The monoclonal antibody is typically produced by a process in which an impure fermentation broth containing the desired monoclonal antibody is passed over a solid support to which Protein A has been chemically attached or "immobilized." The immobilized Protein A binds the monoclonal antibody while other impurities are washed away. The monoclonal antibody is then recovered from the support in a substantially purified form.

We manufacture and market several products based on recombinant forms of Protein A. Our primary customers incorporate our Protein A products into their proprietary monoclonal antibody purification systems that they sell directly to the biotechnology and pharmaceutical industry. We supply Protein A products to GE Healthcare ("GEHC") under a supply agreement which extends through 2010 and to Applied Biosystems, Inc. under a supply agreement that extends until 2011. The majority of our product sales for the last three years have been sales of Protein A products.

Sales of therapeutic monoclonal antibodies have increased from $300 million in 1997 to approximately $25 billion in 2007. This growth is based on the increasing use of therapeutic antibodies, including Avastin® for colon cancer, Synagis® for RSV infection and Remicade® for Crohn's disease and arthritis. There are more than 150 additional monoclonal antibodies in various stages of clinical testing which may lead to additional growth of the antibody market and in turn, increased demand for Protein A.

SecreFlo® for Pancreatic Diagnosis

In fiscal year 2008, we also recorded sales of SecreFlo®, a synthetic form of porcine (pig-derived) secretin. SecreFlo® is approved by the U.S. Food and Drug Administration ("FDA") as an aid in the diagnosis of chronic pancreatitis and gastrinoma (a form of cancer) and as an aid during endoscopic retrograde cholangiopancreatography ("ERCP"), a gastrointestinal procedure. We will discontinue distribution of SecreFlo® in the first half of fiscal year 2009 when our product supply will cease.

Intellectual Property on Monoclonal Antibody and Antibody Fusion Products

Erbitux®

Erbitux® is a monoclonal antibody developed by ImClone Systems Incorporated ("ImClone") which was approved by the FDA in February 2004 for the treatment of certain forms of colon cancer and in March 2006 for the treatment of head and neck cancer. Erbitux® is manufactured with a cell line which contains certain genetic technologies ("DNA enhancers") which increase the productivity of a cell line. This U.S. patent covering the use of DNA enhancers, which expired in May of 2004, was assigned to The Massachusetts Institute of Technology ("MIT") and exclusively licensed to Repligen. In May 2004, Repligen and MIT jointly filed a lawsuit against Imclone in U.S. District Court for Massachusetts alleging that Imclone has infringed our patent rights in its production of Erbitux®. In September 2007, Repligen and MIT entered into a settlement agreement under which ImClone was granted a license to the DNA enhancer patent and certain other intellectual property in exchange for a payment of $65,000,000.

CTLA4-Ig

CTLA4 is a key regulator of the activity of the immune system. CTLA4 "turns off" the immune system after it has successfully cleared a bacterial or viral infection by blocking the activation of T-cells, the immune cells responsible for initiating an immune response. In the 1990s, our collaborators at the University of Michigan and the U.S. Navy demonstrated in animal models that a fusion protein consisting of fragments of CTLA4 and an antibody ("CTLA4-Ig") could be used to treat certain autoimmune diseases. This research finding resulted in the granting of U.S. patent No. 6,685,941 ("the '941 Patent") covering the treatment of certain auto-immune disorders including rheumatoid arthritis with CTLA4-Ig. The '941 Patent is owned by the University of Michigan and exclusively licensed to Repligen. CTLA4-Ig's mechanism of action is different from the current therapies for autoimmune disease or organ transplant rejection, thus it may provide a treatment for patients who are refractory to existing therapies.

In December 2005, the FDA approved Bristol's application to market CTLA4-Ig, under the brand name Orencia®, for treatment of rheumatoid arthritis. In January 2006, Repligen and the University of Michigan jointly filed a lawsuit against Bristol in the United States District Court for the Eastern District of Texas for patent infringement. In April 2008, Repligen and the University of Michigan entered into a settlement agreement with Bristol pursuant to which, Bristol made an initial payment of $5 million to Repligen and will pay us royalties on the U.S. net sales of Orencia® for any clinical indication at a rate of 1.8% for the first $500 million of annual sales, 2.0% for the next $500 million and 4% of annual sales in excess of $1 billion for each year from January 1, 2008 until December 31, 2013.

Development Stage Products

Secretin for MRI

Secretin is a well-known hormone produced in the small intestine that regulates the function of the pancreas as part of the process of digestion. We are currently evaluating secretin for improvement of MRI imaging of structural abnormalities of the pancreas.

Several reports published in the literature support the use of secretin with abdominal MRI imaging to improve visualization of pancreaticobiliary structures and to increase diagnostic sensitivity relative to unenhanced abdominal MRI. MRI technology images water thus the use of secretin during MRI harnesses the natural biologic properties of secretin, which signals the release of water-rich fluids into the ducts of the pancreas. Improvement in the detection and delineation of normal and abnormal structures with MRI is attractive for patient care as it can obviate the need for more risky invasive endoscopic procedures.

In June 2006, we initiated a Phase 2 clinical trial to evaluate the use of RG1068, synthetic human secretin, as an agent to improve the detection of structural abnormalities of the pancreatic ducts during MRI imaging of the pancreas. This was a multi-center, baseline controlled, single dose study in which 76 patients with a history of pancreatitis received a secretin-enhanced MRI and an unenhanced MRI of the pancreas.

In May 2007, we announced positive results from this Phase 2 clinical trial to evaluate the use of RG1068 to improve the assessment of pancreatic duct structures by MRI. The study showed an improvement in sensitivity of detection of structural abnormalities of the pancreatic duct of approximately 20% with no loss in specificity. In addition, the study showed highly significant increases in the following three assessments: physician confidence in their ability to identify structural abnormalities, the number of pancreatic duct segments visualized and improvement in the overall quality of the MRI images. Detailed visual assessment of the pancreatic ducts and identification of structural abnormalities is important in the assessment, diagnosis and treatment of diseases such as acute and chronic pancreatitis.

Our Phase 2 data was reviewed by the FDA and has served as the basis for the design of a pivotal, Phase 3 study. The Phase 3 study will seek to recruit approximately 250 patients at 25 clinical sites in the United States and Canada. The primary objective of the Phase 3 study is to demonstrate that secretin improves the ability to detect structural abnormalities of the pancreas by MRI. We believe that a successful Phase 3 study will provide the basis for filing a New Drug Application ("NDA") with the FDA for approval to market secretin for this use in the United States. We have received an Orphan Drug designation from the FDA for this use of secretin, which means we will have seven years of marketing exclusivity in the United States following approval of the NDA. We also have received "fast track" designation from the FDA which means our NDA will receive expedited review by the FDA.

Uridine for Bipolar Depression

Uridine is a biological compound essential for multiple biosynthetic processes including the synthesis of DNA and RNA, the basic hereditary material found in all cells and numerous other factors essential for cell metabolism. Uridine is synthesized by the power plant of the human cell known as the mitochondria. The rationale for uridine therapy in central nervous system, or CNS, disorders is supported by pre-clinical and clinical research. Researchers at McLean Hospital previously demonstrated that uridine is active in a well-validated animal model of depression. Recent reports indicate that certain genes that encode for mitochondrial proteins are significantly down-regulated in the brains of bipolar patients. This insight suggests that the symptoms of bipolar disorder may be linked to dysregulation of energy metabolism of the brain.

Bipolar disorder, also known as manic depression, is marked by extreme changes in mood, energy and behavior in which a person can alternate between mania (highs) and depression (lows). Bipolar disorder affects more than 2 million adults in the United States. Current drug therapy for bipolar disorder includes the use of lithium and anti-psychotic drugs. However, side effects are frequent and troublesome, and patients do not respond fully, leading to poor patient compliance with therapy and frequent recurrences of mania and depression.

In March 2006, we initiated a Phase 2a clinical trial of RG2417, an oral formulation of uridine, in patients with bipolar depression. This was a multi-center, dose escalating study in 82 patients which compared daily, oral dosing with either RG2417 or a placebo for six weeks. Patients were evaluated weekly for the safety and effectiveness of RG2417 on the symptoms of bipolar depression. The study showed a statistically significant improvement in the symptoms of depression over the six-week course of treatment in the patients treated with RG2417 compared to placebo. In addition, the patients treated with RG2417 showed a greater improvement in a global assessment of their overall symptoms of bipolar disorder compared to placebo-treated patients. RG2417 was well tolerated by patients and had a good safety profile. This study was partially supported by the Stanley Medical Research Institute. We are currently planning a larger Phase 2b trial to reproduce and extend the results of the Phase 2a study.

Transcription Enhancers for Friedreich's Ataxia

Symptoms of Friedreich's ataxia typically emerge between the ages of five and 15 and often progress to severe disability, incapacitation or loss of life in early adulthood. Friedreich's ataxia is caused by a single gene defect that results in inadequate production of the protein frataxin. The protein frataxin appears to be essential for the proper functioning of the mitochondria, the power plant of both neural and muscle cells. Low levels of frataxin leads to degeneration of both the nerves controlling muscle movements in the arms and legs and the nerve tissue in the spinal cord. Approximately one in every 50,000 people in the United States has Friedreich's ataxia.

In April 2007, we entered into an exclusive commercial license (the "Scripps License Agreement") with The Scripps Research Institute ("Scripps") for intellectual property covering compounds which may have utility in treating Friedreich's ataxia. Research in cells derived from patients, as well as in mice indicates that the licensed compounds increase production of the protein frataxin, which suggests potential utility of these compounds in slowing or stopping progression of the disease. There is currently no treatment for Friedreich's ataxia.

We have chemically synthesized several libraries of compounds related to the initial compounds licensed from Scripps. Some of these compounds have higher potency or improved specificity in laboratory assays. These compounds are currently being evaluated in a variety of animal models for safety and efficacy to determine if one may be a suitable candidate for clinical trials. Preliminary data also suggests that these compounds may have utility in treating other disorders such as Spinal Muscular Atrophy and Huntington's disease.

Sales and Marketing

We sell our Protein A products primarily through value-added resellers including GEHC and Applied Biosystems, Inc., as well as through distributors in certain foreign markets. We market SecreFlo® directly to hospital-based gastroenterologists in the United States.

Significant Customers and Geographic Reporting

Customers for our Protein A products include chromatography companies, diagnostics companies, biopharmaceutical companies and laboratory researchers. During fiscal years 2008, 2007 and 2006, the customers that accounted for more than 10% of our total revenue were GEHC and Applied Biosystems, Inc.

Of our fiscal 2008 product revenue, 36% is attributable to U.S. customers and 64% is attributable to foreign customers, of which 74% is attributable to two customers. Of our fiscal 2007 product revenue, 47% is attributable to U.S. customers and 53% is attributable to foreign customers, of which 72% is attributable to two customers. Of our fiscal 2006 revenue, 48% is attributable to U.S. customers and 52% is attributable to foreign customers, of which 75% is attributable to two customers.

Employees

As of May 27, 2008, we had 56 employees. Of those employees, 43 were engaged in research, development and manufacturing and 13 in administrative and marketing functions. Twenty of our employees hold doctorates or other advanced degrees. Each of our employees has signed a confidentiality agreement. None of our employees are covered by collective bargaining agreements.

Patents, Licenses and Proprietary Rights

Our policy is to seek patent protection for our therapeutic product candidates. We pursue patent protection in the United States and file corresponding patent applications in relevant foreign jurisdictions. We believe that patents are an important element in the protection of our competitive and proprietary position, but other elements, ncluding trade secrets, orphan drug status and know-how, are also important. We own or have exclusive rights to more than 15 issued U.S. patents and corresponding foreign equivalents. The terms of such patents expire at various times between 2009 and 2021. No patent material to our business expires before 2009. In addition, we have rights to more than 20 U.S. pending patent applications and corresponding foreign applications. The invalidation of key patents owned or licensed by us or the failure of patents to issue on pending patent applications could create increased competition, with potential adverse effects on our business prospects. For each of our license agreements where we license the rights to patents or patent applications, the license will terminate on the day that the last to expire patent covered by each such license agreement expires.

We also rely upon trade secret protection for our confidential and proprietary information. Our policy is to require each of our employees, consultants, business partners and significant scientific collaborators to execute confidentiality agreements upon the commencement of an employment, consulting or business relationship with us. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements generally provide that all inventions conceived by the individual in the course of rendering services to Repligen shall be our exclusive property.

CTLA4-Ig

We are the exclusive licensee of all CTLA4-Ig patent rights owned by the University of Michigan. In February 2004, the '941 patent issued, to which we own the exclusive rights through license agreements with the University of Michigan and the U.S. Navy. The '941 patent has claims that cover the use of CTLA4-Ig to treat rheumatoid arthritis, multiple sclerosis and certain other autoimmune disorders and is assigned to the University of Michigan and the U.S. Navy. This patent is exclusively sub-licensed by Repligen to Bristol-Myers Squibb as of April 2008.

Uridine

In November 2000 and December 2000, Repligen entered into two license agreements (the "UCSD Uridine License Agreements") with the University of California, San Diego ("UCSD") for certain patent applications pertaining to the use of uridine and uridine derivatives for the treatment of mitochondrial disease and purine autism. On June 21, 2001, Pro-Neuron, Inc. filed a complaint (the "Pro-Neuron Complaint") against the Regents of the University of California (the "Regents") and Repligen in the Superior Court of California, County of San Diego seeking to void the UCSD Uridine License Agreement relating to treatment of mitochondrial disease entered into between Repligen and the UCSD.

Pro-Neuron, Inc. subsequently amended the complaint to include the UCSD Uridine License Agreement related to purine autism and claims for misappropriation of trade secrets.

In June 2003, Repligen agreed to restructure the UCSD License Agreements to exclude the field of acylated pyrimidines, including triacetyluridine.

In April 2004, a U.S. patent was issued to Repligen and UCSD, which claims methods of treating certain developmental disorders, including certain forms of autism, with uridine compositions which expires in October 2020. Foreign equivalents of this patent are pending. A patent with similar claims has been recently issued in Australia.

Protein A

We own a U.S. patent covering recombinant Protein A, which expires in September 2009, as well as significant know-how in the manufacture of high-purity Protein A. We also own a U.S. patent covering modified forms of Protein A, which was non-exclusively licensed to Amersham Biosciences (now GEHC) in 1998 as part of a ten-year agreement, which was amended and extended in 2005 until 2010, covering the supply of Protein A to GEHC.

In addition to its utility in monoclonal antibody manufacturing, Protein A may also be useful in human therapy based on its activity as a B-cell toxin. Repligen has exclusively licensed rights from UCSD to a U.S. patent application which claims a variety of potential therapeutic uses of Protein A. Foreign equivalents of this patent application are also pending.

Research and Development

For the past three years, we have devoted substantial resources to the research and development of therapeutic product candidates and our commercial products and product candidates discussed herein. We spent $7,241,000 in fiscal 2008, $5,924,000 in fiscal 2007, and $5,163,000 in fiscal 2006 on company-sponsored research and development activities.

Competition

Our Protein A and SecreFlo® products compete on the basis of quality, performance, cost effectiveness, and application suitability with numerous established technologies. Additional products using new technologies that may be competitive with our products may also be introduced. Many of the companies selling or developing competitive products have financial, manufacturing and distribution resources significantly greater than ours.

The field of drug development is characterized by rapid technological change. New developments are expected to continue at a rapid pace in both industry and academia. There are many companies, both public and private, including large pharmaceutical companies, chemical companies and specialized biotechnology companies, engaged in developing products competitive with products that we have under development. Many of these companies have greater capital, human resources, research and development, manufacturing and marketing experience than we do. They may succeed in developing products that are more effective or less costly than any that we may develop. These competitors may also prove to be more successful than we are in production and marketing. In addition, academic, government and industry-based research groups compete intensely with us in recruiting qualified research personnel, in submitting patent filings for protection of intellectual property rights and in establishing corporate strategic alliances. We cannot be certain that research, discoveries and commercial developments by others will not render any of our programs or potential products noncompetitive.

Manufacturing

Protein A for Antibody Manufacturing

We manufacture Protein A products from recombinant strains of bacteria. We manufacture Protein A for GEHC under a supply agreement which extends through 2010. In addition, we have a long-term supply agreement with Applied Biosystems, Inc. that provides that Repligen will be the preferred provider of recombinant protein A to Applied Biosystems, Inc. until 2011. We utilize our own facility and third parties to carry out certain fermentation and recovery operations, while the purification, immobilization, packaging and quality control testing of Protein A are conducted at our facilities. We maintain an active quality assurance effort to support the regulatory requirements of our customers. We purchase raw materials from more than one commercially established company and believe that the necessary raw materials are currently commercially available in sufficient quantities necessary to meet market demand.

Therapeutic Product Candidates

We currently rely, and will continue to rely, for at least the next few years, upon contract manufacturers for both the procurement of raw materials and the production of our product candidates for use in our clinical trials. Our product candidates will need to be manufactured in a facility and by processes that comply with the FDA's good manufacturing practices and other similar regulations. It may take a substantial period of time to begin manufacturing our products in compliance with such regulations. If we are unable to establish and maintain relationships with third parties for manufacturing sufficient quantities of our product candidates and their components that meet our planned time and cost parameters, the development and timing of our clinical trials may be adversely affected.

We purchase raw materials from more than one commercially established company. Our necessary raw materials are currently commercially available in quantities that far exceed the scale required to complete all of our future planned clinical trials.

Government Regulation

The development of drug candidates is subject to regulation in the United States by the FDA and abroad by foreign equivalents. Product development and approval within the FDA regulatory framework usually takes a significant number of years and involves the expenditure of substantial capital resources. Timelines for development are uncertain.

Before clinical testing in the United States of any drug candidate may begin, FDA requirements for preclinical efficacy and safety must be completed. Required toxicity testing typically involves characterization of the drug candidate in several animal species. Safety and efficacy data are submitted to the FDA as part of an Investigational New Drug Application ("IND") and are reviewed by the FDA prior to the commencement of human clinical trials.

Clinical trials involve the administration of the drug to human volunteers or patients under the supervision of a qualified investigator, usually a physician, with an FDA-approved protocol. Human clinical trials are typically conducted in three sequential phases:

- Phase 1 clinical trials represent the initial administration of the investigational drug to a small group of human subjects to test for safety (adverse effects), dose tolerance, absorption, biodistribution, metabolism, excretion and clinical pharmacology and, if possible, to gain early evidence regarding efficacy.

- Phase 2 clinical trials typically involve a small sample of the actual intended patient population and seek to assess the efficacy of the drug for specific targeted indications, to determine dose tolerance and the optimal dose range, and to gather additional information relating to safety and potential adverse effects.
- Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase 3 clinical trials are initiated to establish further clinical safety and efficacy of the investigational drug in a broader sample of the general patient population at multiple study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for product approval. The Phase 3 clinical development program consists of expanded, large-scale studies of patients with the target disease or disorder to obtain definitive statistical evidence of the efficacy and safety of the proposed product.

All data obtained from a comprehensive development program are submitted in an NDA to the FDA and the corresponding agencies in other countries for review and approval. The NDA includes information pertaining to clinical studies and the manufacture of the new drug. Review of an NDA by the FDA can be a time-consuming process and the FDA may request that we submit additional data or carry out additional studies.

Available Information

We maintain a website with the address www.repligen.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, our annual report on Form 10-K. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such materials with, or furnish such materials to, the Securities and Exchange Commission.

In addition, the public may read and copy any materials that we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Also, our filings with the Securities and Exchange Commission may be accessed through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This annual report contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("the Exchange Act"). The forward-looking statements in this annual report do not constitute guarantees of future performance. Investors are cautioned that statements in this annual report that are not strictly historical statements, including, without limitation, statements regarding current or future financial performance, potential impairment of future earnings, management's strategy, plans and objectives for future operations and product candidate acquisition, clinical trials and results, litigation strategy, product research and development, research and development expenditures, intellectual property, development and manufacturing plans, availability of materials and product and adequacy of capital resources and financing plans constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation, the risks identified under the caption "Risk Factors" and other risks detailed in our annual report on Form 10-K and our other filings with the Securities and Exchange Commission. We assume no obligation to update any forward-looking information contained in this annual report.

Overview

We are a biopharmaceutical company focused primarily on the development of novel therapeutics for diseases that affect the central nervous system. A number of drug development programs are currently being conducted to evaluate our drug candidates in diseases such as bipolar disorder and neurodegeneration. In addition, we sell two commercial products, Protein A for monoclonal antibody purification and SecreFlo® for assessment of pancreatic disorders. In fiscal 2008, we experienced growth in sales and profits from our commercial products business. Our business strategy is to deploy the profits from our current commercial products and patent licensing revenues to enable us to invest in the development of our therapeutic product candidates while reducing our financial risk.

Critical Accounting Policies and Estimates

While our significant accounting polices are more fully described in notes to our financial statements, we have identified the policies and estimates below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout "Management's Discussion and Analysis of Financial Condition" and "Results of Operations" where such policies affect our reported and expected financial results.

Revenue Recognition

We apply Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") to our revenue arrangements. We generate product revenues from the sale of our Protein A products to customers in the pharmaceutical and process chromatography industries and from the sale of SecreFlo® to hospital-based gastroenterologists. In accordance with SAB No. 104, we recognize revenue related to product sales upon delivery of the product to the customer as long as there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Determination of whether these criteria have been met are based on management's judgments primarily regarding the fixed nature of the fee charged for product delivered, and the collectibility of those fees. We have a few longstanding customers who comprise the majority of our revenue and have excellent payment history. We have had no significant write-offs of uncollectible invoices in the periods presented. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

At the time of sale, we also evaluate the need to accrue for warranty and sales returns. The supply agreements we have with our customers and related purchase orders identify the terms and conditions of each sale and the price of the goods ordered. Due to the nature of our sales arrangements, inventory produced for sale is tested for quality specifications prior to shipment. Since the product is manufactured to order and in compliance with required specifications prior to shipment, the likelihood of sales returns, warranty or other issues is largely diminished. Sales returns and warranty issues are infrequent and have had nominal impact on our financial statements historically. Should changes in conditions cause management to determine that warranty, returns or other sale-related reserves are necessary for certain future transactions, revenue recognized for any reporting period could be adversely affected.

During the fiscal years ended March 31, 2008 and March 31, 2007, we recognized $365,000 and $825,000, respectively, of revenue from a sponsored research and development project under an agreement with the Stanley Medical Research Institute ("SMRI"). Research revenue is recognized on a cost plus fixed-fee basis when the expense has been incurred and services have been performed. Determination of which costs incurred qualify for reimbursement under the terms of our contractual agreement and the timing of when such costs were incurred involves the judgment of management. Our calculations are based upon the agreed-upon terms as stated in our arrangement. However, should our estimated calculations change or be challenged by SMRI, research revenue may be adjusted in subsequent periods. Our calculations have not historically changed or been challenged and we do not anticipate any subsequent change in our revenue related to this sponsored research and development project.

Additionally, during fiscal years 2008 and 2007, the Company earned and recognized approximately $244,000 and $175,000, respectively in royalty revenue from ChiRhoClin for their sales of secretin. Revenues earned from ChiRhoClin royalties are recorded in the periods when they are earned based on royalty reports sent by ChiRhoClin to the Company.

There have been no material changes to our initial estimates related to revenue recognition in any periods presented in the accompanying financial statements.

Inventories

Inventories relate to our Protein A business. We value inventory at cost or, if lower, fair market value. We determine cost using the first-in, first-out method. We review our inventories at least quarterly and record a provision for excess and obsolete inventory based on our estimates of expected sales volume, production capacity and expiration dates of raw materials, work-in process and finished products. Expected sales volumes are determined based on supply forecasts provided by our key customers for the next three to twelve months. We write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements to cost of product revenue. Manufacturing of Protein A finished goods is done to order and tested for quality specifications prior to shipment.

A change in the estimated timing or amount of demand for our products could result in additional provisions for excess inventory quantities on hand. Any significant unanticipated changes in demand or unexpected quality failures could have a significant impact on the value of our inventory and reported operating results. During all periods presented in the accompanying financial statements, there have been no material adjustments related to a revised estimate of inventory valuations.

Accrued Liabilities
We prepare our financial statements in accordance with accounting principles generally accepted in the United States. These principles require that we estimate accrued liabilities. This process involves identifying services, which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date. Examples of estimated accrued expenses include: 1) Fees paid to our contract manufacturers in conjunction with the production of clinical materials. These expenses are normally determined through a contract or purchase order issued by the Company; 2) Service fees paid to organizations for their performance in conducting our clinical trials. These expenses are determined by contracts in place for those services and communications with project managers on costs which have been incurred as of each reporting date; and 3) Professional and consulting fees incurred with law firms, audit and accounting service providers and other third-party consultants. These expenses are determined by either requesting those service providers to estimate unbilled services at each reporting date for services incurred, or tracking costs incurred by service providers under fixed fee arrangements. We have processes in place to estimate the appropriate amounts to record for accrued liabilities, which principally involve the applicable personnel reviewing the services provided. In the event that we do not identify certain costs which have begun to be incurred or we under or overestimate the level of services performed or the costs of such services, our reported expenses for that period may be too low or too high. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often judgmental. We make these judgments based upon the facts and circumstances known to us at the date of the financial statements.

A change in the estimated cost or volume of services provided could result in additional accrued liabilities. Any significant unanticipated changes in such estimates could have a significant impact on our accrued liabilities and reported operating results. There have been no material adjustments to our accrued liabilities in any of the periods presented in the accompanying financial statements.

Stock-Based Compensation
Effective April 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment—An Amendment of FASB Statements No. 123 and 95," or SFAS No. 123R, using the modified prospective transition method. Under this transition method, compensation cost recognized in the statement of operations for the year ended March 31, 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation cost for all share-based payments granted, modified or settled subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with the modified prospective transition method, results for prior periods have not been restated.

Effective with the adoption of SFAS No. 123R, we have elected to use the Black-Scholes option pricing model to calculate the fair value of share-based awards on the grant date.

The expected term of options granted represents the period of time for which the options are expected to be outstanding and is derived from our historical stock option exercise experience and option expiration data. For option grants made subsequent to the adoption of SFAS No. 123R, the expected life of stock options granted is based on the simplified method allowable under SAB No. 107. Accordingly, the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. In addition, for purposes of estimating the expected term, we have aggregated all individual option awards into one group as we do not expect substantial differences in exercise behavior among its employees. The expected volatility is a measure of the amount by which our stock price is expected to fluctuate during the expected term of options granted. We determined the expected volatility based upon the historical volatility of our common stock over a period commensurate with the option's expected term, exclusive of any events not reasonably anticipated to recur over the option's expected term. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option's expected term on the grant date. We have never declared or paid any cash dividends on any of our capital stock and do not expect to do so in the foreseeable future. Accordingly, we use an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

We recognize compensation expense on a straight-line basis over the requisite service period based upon options that are ultimately expected to vest, and accordingly, such compensation expense has been adjusted by an amount of estimated forfeitures. Forfeitures represent only the unvested portion of a surrendered option. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to the adoption of SFAS No. 123R, we accounted for forfeitures upon occurrence as permitted under SFAS No. 123. Based on an analysis of historical data, we have calculated an 8% annual forfeiture rate for non-director level employees, a 3% annual forfeiture rate for director level employees, and a 0% forfeiture rate for non-employee members of the Board of Directors, which we believe is a reasonable assumption to estimate forfeitures. However, the estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Prior to April 1, 2006, we applied the pro forma disclosure requirements under SFAS No. 123 and accounted for our stock-based employee compensation plans using the intrinsic value method under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and re ated interpretations. Accordingly, no stock-based employee compensation cost was recognized in the statement of operations for the year ended March 31, 2006, as all stock options granted under our existing stock plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

For the years ended March 31, 2008 and 2007, we recorded stock-based compensation expense of approximately $524,000 and $837,000, respectively, for stock options granted under the Amended and Restated 2001 Repligen Corporation Stock Plan.

As of March 31, 2008, there was $1,030,000 of total unrecognized compensation cost related to unvested share-based awards. This cost is expected to be recognized over a weighted average remaining requisite service period of 2.39 years. The Company expects approximately 539,000 of unvested shares of common stock pursuant to outstanding options to vest over the next five years.

Results of Operations

The following discussion of the financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related footnotes thereto.

Revenues: Total revenue for fiscal 2008, 2007 and 2006 were $19,296,000, $14,074,000, and $12,911,000, and were primarily comprised of sales of our commercial products, Protein A and SecreFlo®. During fiscal 2008, 2007 and 2006 sales of our commercial products were:

	Year ended March 31			% Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(In thousands, except percentages)				
Protein A	**$16,321**	$11,127	$10,540	**47%**	6%
SecreFlo®	**2,266**	1,947	1,989	**16%**	(2)%
Product revenue	**$18,587**	$13,074	$12,529	**42%**	4%

Substantially all of our products based on recombinant Protein A are sold to customers who incorporate our manufactured products into their proprietary antibody purification systems to be sold directly to the pharmaceutical industry. Monoclonal antibodies are a well-established class of drug with applications in rheumatoid arthritis, asthma, Crohn's disease and a variety of cancers. Sales of Protein A are therefore impacted by the timing of large-scale production orders and on the regulatory approvals for such antibodies, which may result in significant quarterly fluctuations.

During fiscal 2008, Protein A sales increased by $5,194,000 or 47% over fiscal 2007. We shipped 45% more volume of Protein A in fiscal 2008 compared to fiscal 2007 due to increased demand by our customers as the monoclonal antibody market continues to grow. The increase in volume predominantly drove the increase in Protein A revenue, with price increases comprising the difference. The Company sells different Protein A products at different price points. The mix of products sold varies and impacts the fluctuations in total product revenue from year to year.

During fiscal 2007, Protein A sales increased by $587,000 or 6% over fiscal 2006. We shipped 13% less volume of Protein A in fiscal 2007 compared to fiscal 2006. The decrease in volume however did not reduce revenue compared to fiscal 2006, as the mix of products sold had more favorable pricing resulting in a 19% positive impact on total product revenue.

We anticipate that sales of Protein A will decline moderately in fiscal 2009 and continue to be subject to quarterly fluctuations due to timing of large-scale production orders.

Sales of SecreFlo® increased $319,000 in fiscal 2008 primarily as a result of increased sales to new customers and higher prices.

Sales of SecreFlo® decreased $42,000 or 2% in fiscal 2007 primarily as a result of direct competition with ChiRhoClin, our sole supplier of SecreFlo® and reduced sales and marketing efforts. Decreases in sales volume impacted sales by 1% of the prior year's total. To remain competitive with ChiRhoClin, we reduced sales prices, which resulted in an unfavorable impact of 1% on SecreFlo® revenues.

The settlement in fiscal 2005 with our sole supplier of SecreFlo® provides for a certain amount of vials of product that we can ultimately ship. The last shipment of SecreFlo® to the Company from ChiRhoClin was received in fiscal 2008 and is expected to allow us to fill sales orders into fiscal 2009. We expect SecreFlo® revenues will decline by ninety percent in fiscal 2009 as we expect to sell our remaining inventory in the first half of the year.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

During the fiscal 2008 and 2007, we recognized $365,000 and $825,000, respectively, of revenue from a sponsored research and development project under a cost plus fixed-fee agreement with the Stanley Medical Research Institute ("SMRI"). During fiscal 2008, we recognized $100,000 under an agreement with the Friedreich's Ataxia Research Alliance. Research revenue is recognized for costs plus fixed-fee contracts as costs are incurred. Additionally, during fiscal 2008 and 2007, we earned and recognized approximately $244,000 and $175,000, respectively, in royalty revenue from ChiRhoClin. We expect that total research and license revenues will decrease slightly in fiscal 2009 as we conclude our SMRI agreement. Royalty revenues should increase significantly as we will begin to receive payments from Bristol as a result of sales of their Orencia® product in fiscal 2009.

Costs and Operating Expenses: Total costs and operating expenses for fiscal 2008, 2007 and 2006 were approximately ($16,596,000), $15,900,000, and $14,131,000, respectively.

	Year ended March 31,			% Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(In thousands)				
Costs and operating expenses:					
Cost of product revenue	$ 6,160	$ 3,615	$ 3,551	70%	2%
Research and development	7,241	5,925	5,163	22%	15%
Selling, general and administrative	10,173	6,360	5,417	60%	17%
Net gain from litigation settlement	(40,170)	—	—	—	—
Total operating expenses	$(16,596)	$15,900	$14,131	(204)%	13%

The increase in cost of product revenue of $2,545,000 or 70% in fiscal 2008 is attributable primarily to a 42% increase in product sales. In addition, fiscal 2008 revenue growth was driven by lower margin products, resulting in a greater increase in cost of product revenue. Specifically, these newer products are produced on a lower scale, resulting in higher overall production and quality costs per unit sold. Further, depreciation costs have increased $197,000 associated with expansion of our fermentation facility, and occupancy costs have increased $136,000 due to our expanded facilities.

The increase in cost of product revenue of $64,000 or 2% in fiscal 2007 is attributable to several factors. These include a decrease in Protein A material costs of $267,000 related to lower volume of Protein A production in fiscal 2007 compared to fiscal 2006 and lower costs of $39,000 related to SecreFlo® sales. These decreases were offset by an increase of $163,000 in consulting costs and a $128,000 increase in occupancy and depreciation costs. Consulting, occupancy and depreciation costs increased due to the costs associated with implementation of our fermentation facility in fiscal 2007, as well as spending to improve our quality and redundancy systems to meet customer expectations. Additionally, we incurred $26,000 in stock-based compensation expense pursuant to the adoption of SFAS No. 123R and had an increase in labor costs of $147,000 compared to fiscal 2006.

Research and development costs primarily include costs of internal personnel, external research collaborations, clinical trials and the costs associated with the manufacturing and testing of clinical materials. We currently have ongoing research and development programs that support our product candidates of secretin and uridine. In addition, we are involved with a number of early stage programs that may or may not be further developed. Due to the small size of the Company and the fact that these various programs share personnel and fixed costs such as facility costs, depreciation, and supplies, we do not track all our expenses by program.

Each of our research and development programs is subject to risks and uncertainties, including the requirement to seek regulatory approvals that are outside of our control. For example, our clinical trials may be subject to delays based on our inability to enroll patients at the rate that we expect to meet the schedule for our planned clinical trials. Moreover, the product candidates identified in these research programs, particularly in our early stage programs must overcome significant technological, manufacturing and marketing challenges before they can be successfully commercialized. For example, results from our preclinical animal models may not be replicated in our clinical trials with humans. As a result of these risks and uncertainties, we are unable to predict with any certainty the period in which material net cash inflows from such projects could be expected to commence or the completion date of these programs.

These risks and uncertainties also prevent us from estimating with any certainty the specific timing and future costs of our research and development programs, although historical trends within the industry suggest that expenses tend to increase in later stages of development. Collaborations with commercial vendors and academic researchers accounted for 45%, 40%, and 36% of our research and development expenses for fiscal 2008, 2007 and 2006, respectively. The outsourcing of such services provides us flexibility to discontinue or increase spending depending on the success of our research and development programs.

Research and development expenses increased by $1,316,000, or 22%, during fiscal 2008. This increase is largely attributable to a $1,133,000 increase in spending related to Friedreich's ataxia as we continue to search for a drug candidate. This increase in spending for Friedreich's ataxia includes $300,000 relating to common stock issued to the Scripps Research Institute and its designees for the acquisition of a license to use, commercialize and sublicense certain patented technology and improvements thereon, owned or licensed by Scripps. Spending related to uridine for bipolar disorder also increased $261,000 as we continue our Phase 2 trials. Spending related to secretin for diagnostic imaging decreased by $54,000 as we completed our Phase 2 trial and begin preparations for Phase 3 in early fiscal 2009.

Research and development expenses increased by $761,000, or 15%, during fiscal 2007. This increase is largely attributable to higher clinical trial expenses of $959,000, as the Company enrolled the majority of the patients in our two clinical trial programs for uridine for bipolar disorder and secretin for diagnostic imaging. Additionally, there were increased personnel expenses of $66,000 due to a slightly higher headcount. The Company incurred stock-based compensation expense pursuant to the adoption of SFAS No. 123R in fiscal 2007 of $229,000. These increases were offset by reductions in external research expenses of $465,000. This was due to a reduction in activities related to secretin drug manufacturing compared to fiscal 2006.

Future research and development expenses are dependent on a number of variables, including the cost and design of clinical trials and external costs such as manufacturing of clinical materials. We expect our research and development expenses in fiscal 2009 to increase due to clinical trial expenses as we continue studies of secretin for diagnostic imaging, continue drug manufacturing activities for secretin and begin the Friedreich's ataxia research and development program which was recently licensed by us. Additionally, there may be further increases in expenses if we acquire additional product candidates.

Selling, general and administrative expenses (SG&A) include the associated costs with selling our commercial products and costs required to support our research and development efforts including legal, accounting, patent, shareholder services and other administrative functions. In addition, SG&A expenses have historically included costs associated with various litigation matters.

During fiscal 2008, SG&A costs increased by approximately $3,813,000 or 60%. This increase was mainly the result of $3,361,000 incremental litigation costs associated with our patent infringement lawsuits against Bristol and other patent prosecution costs. As noted below, the Company also incurred an additional $13,830,000 of litigation costs associated with the ImClone settlement. The Company also incurred additional recruiting and related costs of $263,000 due to the turnover of certain board of director and employee positions.

During fiscal 2007, SG&A costs increased by approximately $943,000 or 17%. This increase was mainly the result of the stock-based compensation expense recorded pursuant to the adoption of SFAS No. 123R of $582,000 and personnel expenses which increased by $287,000 due to compensation and benefit increases. Investor relation expenses also increased $78,000 due to expanded outreach to the investment community. Legal expenses were consistent with fiscal 2006 as we continue to prosecute patent infringement lawsuits against Bristol and ImClone.

We expect SG&A expenses to decrease significantly in fiscal 2009 due to anticipated decreases in litigation expenses as the Bristol and ImClone cases have been successfully concluded, offset by slightly higher headcount and related personnel expenses.

Net Gain From Litigation Settlement: On September 10, 2007, Repligen and MIT entered into the ImClone Settlement relating to the lawsuit against ImClone for infringement of the '281 patent. Pursuant to the ImClone Settlement, ImClone made a payment of $65 million to Repligen and MIT that resulted in net proceeds to Repligen of $40,170,000 after litigation costs of $13,830,000 and proceeds to MIT of $11,000,000. The ImClone Settlement served as the basis to dismiss the lawsuit against ImClone and for Repligen to grant ImClone a non-exclusive sublicense to the '281 patent and certain other intellectual property.

Investment Income: Investment income includes income earned on invested cash balances. Investment income for fiscal 2008, 2007 and 2006 was approximately $2,051,000, $948,000 and $750,000, respectively. The increase of $1,104,000 or 116% in fiscal 2008 is attributable to higher overall cash and marketable securities, up $37,962,000 due primarily to the proceeds from the ImClone litigation. The increase of $198,000 or 21% in fiscal 2007 is attributable to higher interest rates. We expect interest income to vary based on changes in the amount of funds invested and fluctuation of interest rates.

Provision for Income Taxes: As a result of the significant increase in net income in fiscal 2008, the Company was liable for Alternative Minimum Tax, for which net operating loss carryforwards are only partially deductible. As a result, the company had an effective tax rate of 2% as we provided $827,000 for income taxes in fiscal 2008.

Liquidity and Capital Resources

We have financed our operations primarily through sales of equity securities, revenues derived from product sales, grants, and proceeds from litigation settlements. Our revenue for the foreseeable future will be limited to our Protein A product revenue, royalties from Bristol, and research and development grants. Revenues derived from the sales of SecreFlo™ vials are expected only through March 2009. Given the uncertainties related to pharmaceutical product development, we are currently unable to reliably estimate when, if ever, our therapeutic product candidates or our patents will generate revenue and cash flows.

At March 31, 2008, we had cash and marketable securities of $60,589,000 compared to $22,627,000 at March 31, 2007. Deposits for leased office space of $200,000 is classified as restricted cash and is not included in cash and marketable securities total for either 2008 or 2007.

Cash Flows:

	Year ended March 31,				
Cash provided by (used in)	2008	Increase/ (Decrease)	2007	Increase/ (Decrease)	2006
	(In thousands)				
Operating Activities	**$ 38,467**	$ 38,062	$ 405	$ (10)	$ 415
Investing Activities	**(14,229)**	(16,004)	1,775	311	1,464
Financing Activities	**598**	480	118	(215)	333

Operating Activities: In fiscal 2008, our operating activities provided cash of $38,467,000 which reflects net income of approximately $37,107,000 which includes non-cash charges totaling approximately $1,659,000 including depreciation, amortization, stock-based compensation charges and the acquisition of the Scripps license for stock. The remaining cash flow from operations resulted from unfavorable changes in various working capital accounts.

In fiscal 2007, our operating activities provided cash of $405,000 which reflects a net loss of approximately $889,000 which includes non-cash charges totaling approximately $1,376,000 including depreciation, amortization and stock-based compensation charges. The remaining cash flow from operations resulted from unfavorable changes in various working capital accounts.

Investing Activities: In fiscal 2008, our investing activities consumed $14,229,000 of cash, which is primarily due to net purchases of marketable equity securities of $13,126,000. We also spent $1,103,000 in capital expenditures as we continue to upgrade both our research and development and manufacturing capabilities. In fiscal 2007, investing activities included capital spending of $1,327,000 mainly related to the new fermentation facility in Waltham, Massachusetts. We place our marketable security investments in high quality credit instruments as specified in our investment policy guidelines.

Financing Activities: In fiscal 2008, exercises of stock options provided cash receipts of $638,000. In fiscal 2007, exercises of stock options provided cash proceeds of $158,000.

Off-Balance Sheet Arrangements: We do not have any special purpose entities or off-balance sheet financing arrangements.

Contractual Obligations: As of March 31, 2008, we had the following fixed obligations and commitments:

	Payments Due by Period				
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
	(In thousands)				
Operating lease obligations	$2,015	$ 523	$1,083	$409	$—
Capital lease obligations	94	49	45	—	—
Purchase obligations[1]	784	784	—	—	—
Contractual obligations[2]	329	138	96	72	23
Total	$3,222	$1,494	$1,224	$481	$23

(1) This amount represents minimum commitments due under a third-party manufacturing agreement.

(2) These amounts include payments for license, supply and consulting agreements.

Capital Requirements: Our future capital requirements will depend on many factors, including the following:

- the success of our clinical studies;
- the scope of and progress made in our research and development activities;
- our ability to acquire additional product candidates;
- the success of any proposed financing efforts; and
- the ability to sustain sales and profits of our commercial products.

Absent an acquisition of another product candidate, we believe our current cash balances are adequate to meet our cash needs for at least the next twenty-four months. We expect to incur an increased level of expense in fiscal 2009 compared to those incurred in fiscal 2008. This is due to anticipated increases in clinical study expenses as well as increased personnel expenses, offset by decreased legal fees as we have successfully concluded our litigation activities. Our future capital requirements include, but are not limited to, continued investment in our research and development programs, capital expenditures primarily associated with purchases of equipment and continued investment in our intellectual property portfolio.

We plan to continue to invest in key research and development activities. We continue to seek to acquire such potential assets that may offer us the best opportunity to create value for our shareholders. In order to acquire such assets, we may need to seek additional financing to fund these investments. This may require the issuance or sale of additional equity or debt securities. The sale of additional equity may result in additional dilution to our stockholders. Should we need to secure additional financing to acquire a product, fund future investment in research and development, or meet our future liquidity requirements, we may not be able to secure such financing, or obtain such financing on favorable terms because of the volatile nature of the biotechnology marketplace.

Net Operating Loss Carryforwards: At March 31, 2008, we had net operating loss carryforwards of approximately $63,517,000, research and development credit carryforwards of approximately $2,205,000, and other tax credits of $733,000 available to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards will begin to and will continue to expire at various dates, beginning in fiscal 2009, if not used. Net operating loss carryforwards and available tax credits are subject to review and possible adjustment by the Internal

Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders. We did not record a tax provision in fiscal 2007 and 2006 statement of operations as we did not generate taxable income. In fiscal 2008, we utilized our net operating loss carryforwards to reduce our income tax provision.

Effects of Inflation: Our assets are primarily monetary, consisting of cash, cash equivalents and marketable securities. Because of their liquidity, these assets are not directly affected by inflation. Since we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)") and SFAS No. 160, "Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). These standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in financial statements, including capitalizing at the acquisition date the fair value acquired in process research and development projects, and remeasuring and writing down these assets, if necessary, in subsequent periods during their development. The new standards will be applied prospectively for business combinations that occur for the Company on or after April 1, 2009, except that presentation and disclosure requirements of SFAS 160 regarding minority interests shall be applied retrospectively.

In December 2007, the FASB ratified EITF No. 07-1, "Accounting for Collaborative Agreements" ("EITF 07-1"). EITF 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements, as defined, which includes arrangements the Company has entered into regarding development and commercialization of products. EITF 07-1 is effective for the Company as of April 1, 2009. The Company has not yet completed its evaluation of EITF 07-1, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

In June 2007, the FASB ratified EITF No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), which requires that nonrefundable advance payments for goods and services that will be used or rendered in future R&D activities pursuant to executory contractual arrangements be deferred and recognized as an expense in the period that the related goods are delivered or services are performed. EITF No. 07-3 is effective for the Company as of April 1, 2008. The Company has not yet completed its evaluation of EITF 07-3, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for the Company as of April 1, 2008. The Company has not yet completed its evaluation of SFAS No. 159 , but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 defines fair value, provides guidance for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for the Company as of April 1, 2008. The Company has not yet completed its evaluation of SFAS 157, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk: We have investments in commercial paper, U.S. Government and agency securities as well as corporate bonds and other debt securities. As a result, we are exposed to potential loss from market risks that may occur as a result of changes in interest rates, changes in credit quality of the issuer or otherwise.

We generally place our marketable security investments in high quality credit instruments, as specified in our investment policy guidelines. A hypothetical 100 basis point decrease in interest rates would result in an approx mate $209,000 decrease in the fair value of our investments as of March 31, 2008. However, the conservative nature of our investments mitigates our interest rate exposure, and our investment policy limits the amount of our credit exposure to any one issue, issuer (with the exception of U.S. treasury obligations) and type of instrument. We do not expect any material loss from our marketable security investments due to interest rate fluctuations and therefore believe that our potential interest rate exposure is limited. We intend to hold these investments to maturity, in accordance with our business plans.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Market under the symbol "RGEN." The following table sets forth for the periods indicated the high and low closing prices for the common stock as reported by Nasdaq.

	Fiscal Year 2008		Fiscal Year 2007	
	High	**Low**	High	Low
First Quarter	**$3.94**	**$3.14**	$3.82	$2.58
Second Quarter	**$5.01**	**$3.74**	$3.40	$2.27
Third Quarter	**$6.55**	**$4.12**	$3.41	$2.70
Fourth Quarter	**$6.86**	**$4.32**	$3.30	$2.80

Stockholders and Dividends

As of June 1, 2008 there were approximately 748 stockholders of record of our common stock. We have not paid any dividends since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We anticipate that we will retain all earnings, if any, to support our operations and our proprietary drug development programs. Any future determination as to the payment of dividends will be at the sole discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant.

Stock Price Performance Graph

The following graph compares the yearly percentage change in the cumulative total stockholder return (change in stock price plus reinvested dividends) on Repligen's common stock with the cumulative total return for the Nasdaq Stock Market Index (U.S.) (the "Nasdaq Composite Index") and the Nasdaq Pharmaceutical Stock Index (the "Nasdaq Pharmaceutical Index"). The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of possible future performance of Repligen's common stock.



$200
180
160
140
120
100
80
60
40
20
0
3/03
3/04
3/05
3/06
3/07
3/08
100
64.88
36.40
79.23
67.67
103.21
151.07
152.56
181.40
189.95
177.20
133.41
125.74
150.50
138.36
130.70
Repligen Corporation
Nasdaq Composite
Nasdaq Pharmaceutical

**Assumes $100 invested on March 31, 2003 in each of Repligen Corporation's common stock, the securities comprising the Nasdaq Composite Index and the securities comprising the Nasdaq Pharmaceutical Index.*

Statements of Operations

	Years ended March 31,		
	2008	2007	2006
Revenue:			
Product revenue	$ 18,587,376	$13,073,894	$12,529,404
Other revenue	708,905	1,000,345	382,000
Total revenue	19,296,281	14,074,239	12,911,404
Operating expenses:(1)			
Cost of product revenue	6,160,245	3,614,837	3,550,861
Research and development	7,240,812	5,924,439	5,163,098
Selling, general and administrative	10,173,400	6,360,292	5,417,339
Net gain from litigation settlement	(40,170,000)	—	—
Total operating expenses	(16,595,543)	15,899,568	14,131,298
Income/(loss) from operations	35,891,824	(1,825,329)	(1,219,894)
Investment income	2,051,258	947,547	750,156
Interest expense	(9,097)	(11,481)	(3,010)
Other income	—	—	1,169,608
Income/(loss) before income taxes	37,933,985	(889,263)	696,860
Provision for income taxes	827,471	—	—
Net income (loss)	$ 37,106,514	$ (889,263)	$ 696,860
Basic earnings (loss) per share	$ 1.20	$ (0.03)	$ 0.02
Diluted earnings (loss) per share	$ 1.18	$ (0.03)	$ 0.02
Weighted average shares outstanding:			
Basic	30,834,491	30,379,350	30,125,041
Diluted	31,320,997	30,379,350	30,690,941
(1) Includes non-cash stock-based compensation as follows:			
Cost of product revenue	$ 28,134	$ 25,655	$ —
Research and development	106,870	228,597	20,650
Selling, general and administrative	389,383	582,280	—

See accompanying notes.

Balance Sheets

	As of March 31, 2008	As of March 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 32,562,138	$ 7,726,505
Marketable securities	17,221,653	14,900,840
Accounts receivable, less reserve of $10,000	1,125,801	1,143,694
Inventories	2,804,247	1,514,571
Prepaid expenses and other current assets	707,347	445,415
Total current assets	54,421,186	25,731,025
Property and equipment, at cost:		
Leasehold improvements	3,333,098	3,212,916
Equipment	3,271,446	2,353,667
Furniture and fixtures	226,655	191,356
Total property and equipment	6,831,199	5,757,939
Less: accumulated depreciation	(3,417,941)	(2,613,081)
Property, plant and equipment, net	3,413,258	3,144,858
Long-term marketable securities	10,805,263	—
Restricted cash	200,000	200,000
Total assets	$ 68,839,707	$ 29,075,883
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 2,721,909	$ 1,161,504
Accrued liabilities	1,867,901	2,175,739
Total current liabilities	4,589,810	3,337,243
Long-term liabilities	143,043	200,342
Total liabilities	4,732,853	3,537,585
Commitments and contingencies (Notes 5, 10 and 11)		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value, 40,000,000 shares authorized, issued and outstanding 31,072,934 shares at March 31, 2008 and 30,477,635 shares at March 31, 2007	310,729	304,776
Additional paid-in capital	184,372,945	182,916,856
Accumulated deficit	(120,576,820)	(157,683,334)
Total stockholders' equity	64,106,854	25,538,298
Total liabilities and stockholders' equity	$ 68,839,707	$ 29,075,883

See accompanying notes.

Statements of Cash Flows

	Years ended March 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ 37,106,514	$ (889,263)	$ 696,860
Adjustments to reconcile net income to net cash provided by operating activities:			
Issuance of common stock for license	300,000	—	—
Issuance of common stock for services	—	—	85,750
Depreciation	824,626	539,032	398,434
Stock-based compensation expense	524,387	836,532	20,650
Loss on disposal of assets	9,559	—	18,369
Bad debt reserve	—	—	(5,000)
Changes in assets and liabilities:			
Accounts receivable	17,893	(549,969)	175,507
Inventories	(1,289,676)	(48,979)	(832,278)
Prepaid expenses and other current assets	(261,932)	106,827	133,906
Accounts payable	1,560,405	95,059	49,487
Accrued liabilities	(267,876)	346,419	(327,805)
Long-term liabilities	(57,299)	(30,176)	1,504
Net cash provided by operating activities	38,466,601	405,482	415,384
Cash flows from investing activities:			
Purchases of marketable securities	(54,797,953)	(13,973,896)	(11,383,595)
Redemptions of marketable securities	41,671,877	17,075,000	13,583,000
Purchases of property and equipment	(1,102,585)	(1,326,529)	(735,495)
Net cash provided by (used in) investing activities	(14,228,661)	1,774,575	1,463,910
Cash flows from financing activities:			
Exercise of stock options	637,655	158,000	340,111
Principal payments under capital lease obligation	(39,962)	(40,029)	(7,609)
Net cash provided by financing activities	597,693	117,971	332,502
Net increase in cash and cash equivalents	24,835,633	2,298,028	2,211,796
Cash and cash equivalents, beginning of period	7,726,505	5,428,477	3,216,681
Cash and cash equivalents, end of period	$ 32,562,138	$ 7,726,505	$ 5,428,477
Supplemental disclosure of non-cash activities:			
Purchase of capital lease equipment	$ —	$ —	$ 133,261
Non-cash tender of common stock to exercise stock options	$ 564,003	$ —	$ —
Reclassification of deferred compensation	$ —	$ 61,950	$ —
Recording of deferred compensation	$ —	$ —	$ 82,600
Disposal of fully depreciated equipment	$ —	$ —	$ 109,339

See accompanying notes.

Statements of Stockholders' Equity

	Common Stock			Deferred		
	Number of Shares	Amount	Additional Paid-in Capital	Compen-sation	Accumulated Deficit	Stockholders' Equity
Balance at March 31, 2005	30,094,435	$300,944	$181,479,645	$ —	$(157,490,931)	$24,289,658
Issuance of common stock for services	25,000	250	85,500			85,750
Deferred compensation related to employee stock options	20,000	200	82,600	(82,600)		200
Amortization of deferred compensation				20,650		20,650
Exercise of stock options	238,200	2,382	337,529			339,911
Net income	—	—	—		696,860	696,860
Balance at March 31, 2006	30,377,635	303,776	181,985,274	(61,950)	(156,794,071)	25,433,029
Reclassification of deferred compensation			(61,950)	61,950		—
Stock-based compensation expense			836,532			836 532
Repurchase and retirement of treasury stock	(10,000)	(100)	100			—
Exercise of stock options	110,000	1,100	156,900			158,000
Net loss					(889,263)	(889,263)
Balance at March 31, 2007	30,477,635	304,776	182,916,856	—	(157,683,334)	25,538,298
Stock-based compensation expense			524,387			524,387
Issuance of common stock for license	87,464	875	299,125			300,000
Exercise of stock options	507,835	5,078	632,577			637,655
Net income					37,106,514	37,106,514
Balance at March 31, 2008	**31,072,934**	**$310,729**	**$184,372,945**	**$ —**	**$(120,576,820)**	**$64,106,854**

See accompanying notes.

1. Organization and Nature of Business

Repligen Corporation ("Repligen" or the "Company") is a biopharmaceutical company focused on the development of novel therapeutics primarily for the treatment of diseases of the central nervous system. A number of drug development programs are currently being conducted to evaluate the Company's drug candidates in diseases such as pancreatitis, bipolar disorder and neurodegeneration. In addition, Repligen sells two commercial products, Protein A, for monoclonal antibody purification, and SecreFlo®, for assessment of pancreatic disorders.

The Company's business strategy is to deploy the profits from its commercial products and any revenue that it may receive from its patents to enable the Company to invest in the development of product candidates in the treatment area of neuropsychiatric diseases.

The Company is subject to a number of risks typically associated with companies in the biotechnology industry. Principally those risks are associated with the Company's dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with the U.S. Food and Drug Administration and other governmental regulations and approval requirements, as well as the ability to grow the Company's business and obtain adequate funding to finance this growth.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company applies Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") to its revenue arrangements.

The Company generates product revenues from the sale of Protein A products to customers in the pharmaceutical and process chromatography industries and from the sale of SecreFlo® to hospital-based gastroenterologists. In accordance with SAB No. 104, the Company recognizes revenue related to product sales upon delivery of the product to the customer as long as there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Determination of whether these criteria have been met are based on management's judgments primarily regarding the fixed nature of the fee charged for product delivered, and the collectibility of those fees. The Company has a few longstanding customers who comprise the majority of product revenue and have excellent payment history. The Company has had no significant write-offs of uncollectible invoices in the periods presented. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

At the time of sale, the Company also evaluates the need to accrue for warranty and sales returns. The supply agreements the Company has with its customers and related purchase orders identify the terms and conditions of each sale and the price of the goods ordered. Due to the nature of the sales arrangements, inventory produced for sale is tested for quality specifications prior to shipment. Since the product is manufactured to order and in compliance with required specifications prior to shipment, the likelihood of sales return, warranty or other issues is largely diminished. Sales returns and warranty issues are infrequent and have had nominal impact on the Company's historical financial statements. Should changes in conditions cause management to determine that warranty, returns or other sale-related reserves are necessary for certain future transactions, revenue recognized for any reporting period could be adversely affected.

During the fiscal years ended March 31, 2008 and 2007, the Company recognized $365,000 and $825,000, respectively, of revenue from a sponsored research and development project under an agreement with the Stanley Medical Research Institute ("SMRI"). In fiscal 2008, the Company recognized $100,000 under an agreement with the Friedreich's Ataxia Research Alliance. Research revenue is recognized on a cost plus fixed-fee basis when the expense has been incurred and services have been performed. Determination of which costs incurred qualify for reimbursement under the terms of the contractual agreement and the timing of when such costs were incurred involves the judgment of management. The Company believes its calculations are based upon the agreed-upon terms as stated in the contracts. However, should the estimated calculations change or be challenged, research revenue may be adjusted in subsequent periods. The calculations have not historically changed or been challenged and the Company does not anticipate any subsequent change in its revenue related to sponsored research and development projects.

Additionally, during fiscal 2008 and 2007, the Company earned and recognized approximately $244,000 and $175,000 in royalty revenue, respectively, from ChiRhoClin, Inc. ("ChiRhoClin") based on their sales of secretin. Revenues earned from ChiRhoClin royalties are recorded in the periods when they are earned based on royalty reports sent by ChiRhoClin to the Company.

There have been no material changes to the Company's initial estimates related to revenue recognition in any periods presented in the accompanying financial statements.

Risks and Uncertainties

The Company evaluates its operations periodically to determine if any risks and uncertainties exist that could impact its operations in the near term. The Company does not believe that there are any significant risks which have not already been disclosed in the financial statements. A loss of certain suppliers could temporarily disrupt operations, although alternate sources of supply exist for these items. The Company has mitigated these risks by working closely with key suppliers, identifying alternate sources and developing contingency plans.

Comprehensive Income (Loss)

The Company applies the standards established in Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company's comprehensive income (loss) is equal to its reported net income (loss) for all periods presented.

Cash Equivalents and Marketable Securities

The Company applies the standards established in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At March 31, 2008, the majority of the Company's cash equivalents and marketable securities are classified as held-to-maturity investments as the Company has the positive intent and ability to hold to maturity. As a result, these investments are recorded at amortized cost. Marketable securities are investments with original maturities of greater than 90 days. Long-term marketable securities are investment grade securities with maturities of greater than one year.

At March 31, 2008 and 2007, marketable securities also include investment grade auction rate securities, which provide higher yields than money market and other cash equivalent investments. Auction rate securities have long-term underlying maturities, but have interest rates that are reset every 90 days or less, at which time the securities can typically be purchased or sold. The Company does not intend to hold these securities to maturity, but rather to use the securities to provide liquidity as necessary. Auction rate securities are classified as available-for-sale and reported at fair value. Due to the reset feature and their carrying value equaling their fair value, there are no unrealized gains or losses from these short-term investments. Subsequent to March 31, 2008, the Company successfully sold $825,000 of our auction rate securities without incurring a loss, leaving only $75,000 remaining in our portfolio.

Cash and cash equivalents and marketable securities consist of the following at March 31, 2008 and 2007:

			Unrealized Gain (Loss)	
	As of March 31,		*As of March 31,*	
Type of Security	2008	2007	2008	2007
Cash and cash equivalents	$32,562,138	$ 7,726,505	$ —	$ —
Marketable securities:				
Auction rate securities	900,000	475,000	—	—
U.S. Government and agency securities	—	3,460,665	—	(8,273)
Corporate and other debt securities	16,321,653	10,965,175	106,137	(9,877)
	17,221,653	14,900,840	106,137	(18,150)
Long-term marketable securities:				
Corporate and other debt securities	10,805,263	—	140,761	—
Total	$60,589,054	$22,627,345	$246,898	$(18,150)

The average of remaining maturity of long-term marketable securities at March 31, 2008 is approximately one-and-one-half years.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments which represent cash, cash equivalents, marketable securities, and accounts receivable generally approximate fair value due to the short-term nature of these instruments.

Concentrations of Credit Risk and Significant Customers

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, marketable securities and accounts receivable. The Company's cash equivalents and marketable securities are invested in financial instruments with high credit ratings and by policy limits the amount of its credit exposure to any one issue, issuer, (with the exception of U.S. treasury obligations) and type of instrument. At March 31, 2008, the Company has no investments such as those associated with foreign exchange contracts, options contracts or other foreign hedging arrangements.

Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales. The Company maintains reserves for the potential write-off of accounts receivable. To date, the Company has not written off any significant accounts. To control credit risk, the Company performs regular credit evaluations of its customers' financial condition.

Revenue from significant customers as a percentage of the Company's total revenue is as follows:

	Years ended March 31,		
	2008	2007	2006
Customer A	61%	49%	49%
Customer B	14%	23%	26%

Significant accounts receivable balances as a percentage of the Company's total trade accounts receivable balances are as follows:

	As of March 31,	
	2008	2007
Customer A	20%	47%
Customer B	24%	15%

Inventories

Inventories relate to the Company's Protein A business. The Company values inventory at cost or, if lower, fair market value. Repligen determines cost using the first-in, first-out method. The Company reviews its inventories at least quarterly and records a provision for excess and obsolete inventory based on its estimates of expected sales volume, production capacity and expiration dates of raw materials, work-in process and finished products. Expected sales volumes are determined based on supply forecasts provided by key customers for the next three to twelve months. The Company writes down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements to cost of product revenue. Manufacturing of Protein A finished goods is done to order and tested for quality specifications prior to shipment.

A change in the estimated timing or amount of demand for the Company's products could result in additional provisions for excess inventory quantities on hand. Any significant unanticipated changes in demand or unexpected quality failures could have a significant impact on the value of inventory and reported operating results. During all periods presented in the accompanying financial statements, there have been no material adjustments related to a revised estimate of inventory valuations.

Work-in-process and finished products inventories consist of material, labor, outside processing costs and manufacturing overhead. Inventories at March 31, 2008 and 2007 consist of the following:

	As of March 31,	
Classification	2008	2007
Raw Materials	$1,676,402	$ 733,112
Work-in-process	676,769	616,519
Finished products	451,076	164,940
Total	$2,804,247	$1,514,571

Depreciation

Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Classification	Estimated Useful Life
Leasehold improvements	Shorter of the term of the lease or estimated useful life
Equipment	Three to five years
Furniture and fixtures	Five years

The Company recorded a charge to operations for depreciation of property and equipment in the amount of $824,626, $539,032 and $398,434 in 2008, 2007 and 2006, respectively. Depreciation includes the depreciation of assets recorded under capitalized lease agreements which aggregated $42,762, $41,850, and $16,268 in 2008, 2007 and 2006, respectively.

Earnings (Loss) Per Share

The Company applies the standards established in Statement of Financial Accounting Standard ("SFAS") No. 128, "Presenting Earnings Per Share." Basic earnings (loss) per share for the years ended March 31, 2008, 2007 and 2006 were computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share were computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method in accordance with SFAS No. 128. Dilutive potential common shares include outstanding stock options.

Basic and diluted weighted average shares outstanding were as follows:

	Twelve Months ended March 31,		
	2008	2007	2006
Basic weighted average common shares outstanding	**30,834,491**	30,379,350	30,125,041
Dilutive effect of common stock options	**486,506**	—	565,900
Diluted weighted average common shares outstanding	**31,320,997**	30,379,350	30,690,941

Diluted weighted average shares outstanding for the year ended March 31, 2007 does not include 2,292,750 potential common shares for stock options because to do so would be antidilutive. Accordingly, for the year ended March 31, 2007, basic and diluted net loss per share is the same.

For the years ended March 31, 2008 and 2006, options to purchase 443,000 and 955,400 shares were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares.

Segment Reporting

The Company applies the standards established in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. The chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance, identifies operating segments as components of an enterprise about which separate discrete financial information is available for evaluation. To date, the Company has viewed its operations and manages its business as one operating segment. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

The following table presents the Company's revenue by geographic area (based on the location of the customer):

	Year ended March 31,		
	2008	2007	2006
Sweden	**61%**	45%	51%
United States	**36%**	47%	48%
Other	**3%**	8%	1%
Total	**100%**	100%	100%

The following table presents the Company's product revenue by product type:

	Year ended March 31,		
	2008	2007	2006
Protein A	**$16,321**	$11,127	$10,540
SecreFlo™	**2,266**	1,947	1,989
Total	**$18,587**	$13,074	$12,529

As of March 31, 2008 and 2007 all of the Company's assets are located in the United States.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)") and SFAS No. 160, "Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). These standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in financial statements, including capitalizing at the acquisition date the fair value of acquired in process research and development projects, and remeasuring and writing down these assets, if necessary, in subsequent periods during their development. The new standards will be applied prospectively for business combinations that occur for the Company on or after April 1, 2009, except that presentation and disclosure requirements of SFAS 160 regarding minority interests shall be applied retrospectively.

In December 2007, the FASB ratified EITF No. 07-1, "Accounting for Collaborative Agreements" ("EITF 07-1"). EITF 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements, as defined, which includes arrangements the Company has entered into regarding development and commercialization of products. EITF 07-1 is effective for the Company as of April 1, 2009. The Company has not yet completed its evaluation of EITF 07-1, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

In June 2007, the FASB ratified EITF No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), which requires that nonrefundable advance payments for goods and services that will be used or rendered in future R&D activities pursuant to executory contractual arrangements be deferred and recognized as an expense in the period that the related goods are delivered or services are performed. EITF No. 07-3 is effective for the Company as of April 1, 2008. The Company has not yet completed its evaluation of EITF 07-3, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for the Company as of April 1, 2008. The Company has not yet completed its evaluation of SFAS No. 159, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 defines fair value, provides guidance for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for the Company as of April 1, 2008. The Company has not yet completed its evaluation of SFAS 157, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment—An Amendment of FASB Statements No. 123 and 95," ("SFAS No. 123R"), which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"). However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value over the requisite service period. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 ("SAB No. 107"), which expressed the views of the SEC regarding the interaction between SFAS No. 123(R) and certain rules and regulations of the SEC. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term.

Prior to the adoption of SFAS No. 123R, the Company applied SFAS No. 123, "Accounting for Stock-Based Compensation," amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which allowed companies to apply the existing accounting rules under APB Opinion No. 25. Pursuant to APB Opinion No. 25, the Company accounted for its stock-based awards to employees using the intrinsic-value method, under which compensation expense was measured on the date of grant as the difference between the fair value of the Company's common stock and the option exercise price multiplied by the number of options granted. Generally, the Company granted stock options with exercise prices equal to the fair value of its common stock; however, to the extent that the fair value of the common stock exceeded the exercise price of stock options granted to employees on the date of grant, the Company recorded deferred stock-based compensation and amortized the expense over the vesting schedule of the options, generally four years. During the year ended March 31, 2006, in accordance with APB Opinion No. 25, the Company recorded deferred stock-based compensation resulting from the grant of employee stock options with an exercise price less than the fair value of common stock. As of March 31, 2006, the Company had $61,950 of deferred stock-based compensation remaining to be amortized. Upon the adoption of SFAS No. 123R on April 1, 2006, the deferred stock-based compensation balance was netted against additional paid-in capital on the balance sheet and statement of stockholders' equity.

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Plans for the fiscal year ended March 31, 2006. Since stock-based compensation expense for the fiscal years ended March 31, 2008 and 2007 was calculated under the provisions of SFAS No. 123R, there is no disclosure of pro forma net income (loss) and net income (loss) per share for those periods. For purposes of the pro forma disclosure for the fiscal year ended March 31, 2006 set forth in the table below, the value of the options is estimated using a Black-Scholes option pricing model and amortized on a straight-line basis to expense over the options' vesting periods.

	Year ended March 31, 2006
Net income as reported	$ 696,860
Add: Stock-based employee compensation cost included in reported net income	20,650
Deduct: Stock-based employee compensation cost that would have been included in the determination of net loss as reported if the fair value method had been applied to all awards	(745,043)
Pro forma net (loss)	$ (27,533)
Basic and diluted net income per common share, as reported	$ 0.02
Basic and diluted net (loss) per common share, pro forma	$ —

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective transition method. Under this transition method, compensation cost recognized in the statement of operations for the fiscal year ended March 31, 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 adjusted for estimated forfeitures and (b) compensation cost for all share-based payments granted, modified or settled subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No.

123R. In accordance with the modified prospective transition method, results for prior periods have not been restated.

For the fiscal years ended March 31, 2008 and 2007, the Company recorded stock-based compensation expense of approximately $524,000 and $837,000, respectively, for stock options granted under the Amended and Restated 2001 Repligen Corporation Stock Plan. Basic and diluted earnings per share amounts for the fiscal year ended March 31, 2007 were decreased by $0.03 as a result of the adoption of SFAS No. 123R.

The Company currently has the following stock-based employee compensation plans which are subject to the provisions of SFAS No. 123R: the 1992 Repligen Corporation Stock Option Plan, as amended, and the Amended and Restated 2001 Repligen Corporation Stock Plan (collectively, the "Plans"). The 1992 Repligen Corporation Stock Option Plan expired on September 14, 2001, though this had no impact on outstanding option grants. Options granted prior to the date of termination remain outstanding and may be exercised in accordance with their terms.

The Plans allow for the granting of incentive and nonqualified options and restricted stock and other equity awards to purchase shares of common stock. Historically, incentive options granted to employees under the Plans generally vested over a four to five-year period, with 20%-25% vesting on the first anniversary of the date of grant and the remainder vesting in equal yearly installments thereafter. Nonqualified options issued to non-employee directors and consultants under the Plans generally vest ove' one year. Options granted under the Plans have a maximum term of ten years from the date of grant and generally, the exercise price of the stock options equals the fair market value of the Company's common stock on the date of grant. At March 31, 2008, options to purchase 1,266,250 shares of common stock were outstanding under the Amended and Restated 2001 Repligen Corporation Plan and options to purchase 356,500 shares of common stock were outstanding under the 1992 Repligen Corporation Stock Option Plan. At March 31, 2008, 442,809 shares were available for future grant under the Amended and Restated 2001 Repligen Corporation Stock Plan.

The Company uses the Black-Scholes option pricing model to calculate the fair value on the grant date of stock-based compensation for stock options granted under the Plans. The fair value of stock options granted during the fiscal years ended March 31, 2008, 2007 and 2006 were calculated using the following estimated weighted average assumptions:

	Year ended March 31,		
	2008	2007	2006
Expected term (years)	**6.5**	6.5	7
Volatility	**64.46%–76.85%**	77.24%–91.86%	90.79%–94.41%
Risk-free interest rate	**2.81%–4.97%**	4.44%–5.07%	3.83%–4.58%
Expected dividend yield	**—**	—	—

Expected Term: The expected term of options granted represents the period of time for which the options are expected to be outstanding and is derived from the Company's historical stock option exercise experience and option expiration data. For option grants made subsequent to the adoption of SFAS No. 123R, the expected life of stock options granted is based on the simplified method allowable under SAB No. 107. Accordingly, the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. In addition, for purposes of estimating the expected term, the Company has aggregated all individual option awards into one group as the Company does not expect substantial differences in exercise behavior among its employees.

Expected Volatility: The expected volatility is a measure of the amount by which the Company's stock price is expected to fluctuate during the expected term of options granted. The Company determines the expected volatility based upon the historical volatility of the Company's common stock over a period commensurate with the option's expected term, exclusive of any events not reasonably anticipated to recur over the option's expected term.

Risk-Free Interest Rate: The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option's expected term on the grant date.

Expected Dividend Yield: The Company has never declared or paid any cash dividends on any of its capital stock and does not expect to do so in the foreseeable future. Accordingly, the Company uses an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

The Company recognizes compensation expense on a straight-line basis over the requisite service period based upon options that are ultimately expected to vest, and accordingly, such compensation expense has been adjusted by an amount of estimated forfeitures. Forfeitures represent only the unvested portion of a surrendered option. SFAS No 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to the adoption of SFAS No. 123R, the Company accounted for forfeitures upon occurrence as permitted under SFAS No. 123. Based on an analysis of historical data, the Company has calculated an 8% annual forfeiture rate for non-director level employees, a 3% annual forfeiture rate for director-level employees, and a 0% forfeiture rate for non-employee members of the Board of Directors, which it believes is a reasonable assumption to estimate forfeitures. However, the estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Information regarding option activity for the year ended March 31, 2008 under the Plans is summarized below:

	Options Outstanding *(In thousands)*	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term *(In years)*	Aggregate Intrinsic Value *(In thousands)*
Options outstanding at March 31, 2007	2,293	$3.25		
Granted	327	4.50		
Exercised	(647)	1.86		
Forfeited/Cancelled	(350)	4.26		
Options outstanding at March 31, 2008	**1,623**	**$3.85**	**5.87**	**$2,364**
Options exercisable at March 31, 2008	**1,031**	**$3.93**	**4.45**	**$1,626**
Vested and expected to vest at March 31, 2008[(1)]	**1,570**	**$3.78**	**5.99**	**$2,259**

(1) This represents the number of vested options as of March 31 2008 plus the number of unvested options expected to vest as of March 31, 2008 based on the unvested outstanding options at March 31, 2008 adjusted for the estimated forfeiture rate of 8% for awards granted to non-director level employees and 3% for awards granted to director level employees.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the closing price of the common stock on March 31, 2008 of $4.82 and the exercise price of each in-the-money option) that would have been received by the option holders had all option holders exercised their options on March 31, 2008.

The weighted average grant date fair value of options granted during the fiscal year ended March 31, 2008 was $3.04. The total fair value of stock options that vested during the fiscal years ended March 31, 2008 and 2007 was approximately $494,000 and $869,000, respectively. The total intrinsic value of options exercised during the years ended March 31, 2008, 2007 and 2006 was $1,672,260, $189,800, and $852,152, respectively, determined as of the date of exercise. The Company received $637,655, $158,000 and $339,911 from stock option exercises during the years ended March 31, 2008, 2007 and 2006, respectively.

As of March 31, 2008, there was $1,030,022 of total unrecognized compensation cost related to unvested share-based awards. This cost is expected to be recognized over a weighted average remaining requisite service period of 2.39 years. The Company expects approximately 539,000 shares of common stock subject to unvested outstanding options to vest over the next five years.

3. Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes."

The Company's tax provision for the year ended March 31, 2008, $827,471, is comprised of a current provision for federal income taxes in the amount of $736,805 and a current provision for state income taxes in the amount of $90,666. The Company did not record a federal or state tax provision for the years ended March 31, 2007 and 2006 since the Company did not generate taxable income in such years.

At March 31, 2008, the Company had net operating loss carryforwards of approximately $63,517,000, business tax credits carryforwards of approximately $2,205,000, and other tax credits of approximately $733,000 available to reduce future federal income taxes, if any. Additionally, at March 31, 2008 the Company also had business tax credits carryforwards of approximately $2,665,000 available to reduce future state income taxes, if any. At March 31, 2008, the Company had utilized all available state net operating loss carryforwards. Federal net operating loss carryforwards of approximately $8,482,000 and $7,533,000 expired in fiscal 2007 and 2006, respectively. The net operating loss and business tax credits carryforwards will continue to expire at various dates through March 2026. The net operating loss and business tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

The deferred tax assets consist of the following:

	As of March 31,	
	2008	2007
Temporary timing differences	$ 5,621,000	$ 6,580,000
Net operating loss carryforwards	21,596,000	40,060,000
Tax business credits carryforwards	4,697,000	5,270,000
Total deferred tax assets	31,914,000	51,910,000
Valuation allowance	(31,914,000)	(51,910,000)
Net deferred tax asset	$ —	$ —

At March 31, 2008 and 2007, a full valuation allowance has been provided against the deferred tax assets, as it is uncertain if the Company will realize the benefits of such deferred tax assets.

The reconciliation of the federal statutory rate to the effective income tax rate for the years ended March 31, 2008, 2007 and 2006, respectively, is as follows:

	Years ended March 31,					
	2008		2007		2006	
Income (loss) before income taxes	$ 37,933,985	%	$(889,263)	%	$ 686,860	%
Expected tax (recovery) at statutory rate	12,897,555	34.0%	(302,349)	34.0%	233,532	34.0%
Adjustments due to:						
State income taxes	1,620,725	4.3%	(53,356)	6.0%	41,212	6.0%
Utilization of loss carryforwards and business tax credits	(13,987,955)	(36.9)%	—	—	—	—
Alternative minimum tax	732,817	1.9%	—	—	—	—
Permanent differences	191,459	0.5%	152,887	(17.2)%	(5,000)	(0.7)%
Change in valuation allowance	(627,130)	(1.6)%	202,818	(22.8)%	(269,744)	(39.3)%
Provision for income taxes	$ 827,471	2.2%	$ —	0.0%	$ —	0.0%

The Company adopted the provisions of FIN 48, an interpretation of SFAS No. 109, "Accounting for Income Taxes," on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At the adoption date and as of March 31, 2008, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties have been recognized by the Company to date.

Fiscal years 2005 through 2008 are subject to examination by the federal and state taxing authorities. There are no income tax examinations currently in process.

4. Stockholders' Equity

Common Stock and Warrants

At March 31, 2008, the Company has reserved 2,065,559 shares of common stock pursuant to the Plans. As discussed in Note 11, on April 6, 2007, the Company issued warrants to an individual at Scripps to purchase up to 150,000 shares of common stock. The warrants have a 7-year term and are exercisable based on performance criteria as detailed in the warrant agreement. At this time, the Company does not believe that the performance criteria are probable of being achieved in the near future.

Shareholder Rights Plan

In March 2003, the Company adopted a Shareholder Rights Agreement (the "Rights Agreement"). Under the Rights Agreement, the Company distributed certain rights to acquire shares of the Company's Series A junior participating preferred stock (the "Rights") as a dividend for each share of common stock held of record as of March 17, 2003. Each share of common stock issued after the March 17, 2003 record date has an attached Right. Under certain conditions involving an acquisition by any person or group of 15% or more of the common stock, each Right permits the holder (other than the 15% holder) to purchase common stock having a value equal to twice the exercise price of the Right, upon payment of the exercise price of the Right. In addition, in the event of certain business combinations after an acquisition by a person or group of 15% or more of the common stock (20% in the case of a certain stockholder), each Right entitles the holder (other than the 15% holder) to receive, upon payment of the exercise price, common stock having a value equal to twice the exercise price of the Right. The Rights have no voting privileges and, unless and until they become exercisable, are attached to, and automatically trade with, the Company's common stock. The Rights will terminate upon the earlier of the date of their redemption or March 2013.

5. Commitments and Contingencies

Lease Commitments

In 2001, the Company entered into a ten-year lease agreement for approximately 25,000 square feet of space located in Waltham, Massachusetts to be used for its corporate headquarters, manufacturing, research and development, and marketing and administrative operations. In connection with this lease agreement, the Company issued a letter of credit in the amount of $200,000 to the lessor. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is classified as restricted cash in the accompanying balance sheet as of March 31, 2008 and 2007. In 2007, the Company entered into a five-year lease agreement for 2,500 square feet of space in Waltham, Massachusetts to provide for expanded manufacturing operations.

In fiscal 2006, the Company entered into a capital lease agreement to provide the Company with manufacturing equipment. Repligen received approximately $171,000 in equipment financing over a five-year period. In fiscal 2005, the Company entered into two capital lease agreements to provide the Company with two pieces of office equipment. Repligen received approximately $33,000 in equipment financing. The lease terms are three and five years beginning in June and October of 2004, respectively. Capital lease obligations are recorded in accrued liabilities and long-term liabilities in the Company's balance sheets.

Obligations under non-cancelable operating leases, including the facility leases discussed above, and capital equipment leases as of March 31, 2008 are as follows:

Years Ending	Operating Leases	Capitalized Leases
March 31, 2009	$ 523,251	$ 48 871
March 31, 2010	541,602	45 211
March 31, 2011	541,602	—
March 31, 2012	408,782	—
Minimum lease payments	$2,015,237	94 082
Less amount representing interest		(6,995)
Present value of future lease payments		87,087
Less current obligations under capitalized leases		(44,682)
Noncurrent obligations under capitalized leases		$ 42,405

Rent expense charged to operations under operating leases was approximately $512,000 for the year ended March 31, 2008 and, $452,000 for the years ended March 31, 2007 and 2006, respectively. As of March 31, 2008 and 2007, the Company had deferred rent liability of $118,900 and $119,000, respectively related to the escalating rent provisions for our Waltham headquarters.

Licensing and Research Agreements

The Company licenses certain technologies that are, or may be, incorporated into its technology under several agreements and also has entered into several clinical research agreements which require the Company to fund certain research projects. Generally, the license agreements require the Company to pay annual maintenance fees and royalties on product sales once a product has been established using the technologies. As more fully discussed in Note 11 to these financial statements, in April 2007 the Company entered into an exclusive license agreement with the Scripps Research Institute. The initial license fee under this agreement aggregated $600,000 in a combination of cash and Company common stock and was charged to research and development expenses in the year ended March 31, 2008. The Company has recorded as research and development expenses the payments associated with license agreements in the amount of $681,000, $87,000, and $114,000 for the years ended March 31, 2008, 2007 and 2006, respectively.

Purchase Orders, Supply Agreements and Other Contractual Obligations
In the normal course of business, the Company has entered into purchase orders and other agreement with manufacturers, distributors and others. Outstanding obligations at March 31, 2008 aggregated approximately $1,113,000 and are expected to be substantially completed within one year.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,	
Description	2008	2007
Interest receivable	$422,678	$167,483
Prepaid insurance	137,837	124,376
Equipment and services	108,832	71,656
Clinical and research expenses	35,000	47,636
Other	3,000	34,264
Total	$707,347	$445,415

7. Accrued Liabilities

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. These principles require that the Company estimate accrued liabilities. This process involves identifying services, which have been performed on the Company's behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date. Examples of estimated accrued expenses include: 1) Fees paid to contract manufacturers in conjunction with the production of clinical materials. These expenses are normally determined through a contract or purchase order issued by the Company; 2) Service fees paid to organizations for their performance in conducting clinical trials. These expenses are determined by contracts in place for those services and communications with project managers on costs which have been incurred as of each reporting date; 3) Professional and consulting fees incurred with law firms, audit and accounting service providers and other third-party consultants. These expenses are determined by either requesting those service providers to estimate unbilled services at each reporting date for services incurred, or tracking costs incurred by service providers under fixed fee arrangements. The Company has processes in place to estimate the appropriate amounts to record for accrued liabilities, which principally involve the applicable personnel reviewing the services provided. In the event that the Company does not identify certain costs which have begun to be incurred or the Company under- or over-estimates the level of services performed or the costs of such services, the reported expenses for that period may be too low or too high. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often judgmental. The Company makes these judgments based upon the facts and circumstances known at the date of the financial statements.

A change in the estimated cost or volume of services provided could result in additional accrued liabilities. Any significant unanticipated changes in such estimates could have a significant impact on our accrued liabilities and reported operating results. There have been no material adjustments to our accrued liabilities in any of the periods presented in the accompanying financial statements.

Accrued liabilities consist of the following:

Description	As of March 31, 2008	2007
Employee compensation	$ 621,982	$ 557,100
Professional fees	451,287	400,474
Other accrued expenses	217,874	122,836
Other current liabilities	217,162	309,015
Research and development	201,825	602,615
Royalty and license fees	87,806	56,529
Unearned revenue	59,965	127,170
Total	$1,857,901	$2,175,739

In February 2004, the Company terminated its Licensing Agreement with ChiRhoClin, Inc. ("ChiRhoClin"). On May 9, 2005, Repligen entered into a Settlement Agreement with ChiRhoClin, in full settlement of their arbitration proceedings described below. Repligen determined that it was not required to pay approximately $1,170,000 of unremitted and accrued royalties to ChiRhoClin. This was recorded as other income in the quarter ended June 30, 2005. Under the terms of the Settlement Agreement, Repligen also received a payment of $750,000 and is entitled to continue to market SecreFlo® under a royalty structure more favorable to Repligen than under the Licensing Agreement. ChiRhoClin was obligated to deliver a certain amount of SecreFlo to Repligen and no further deliveries will be made. This payment of $750,000 was recorded as "Accrued Liabilities" at the time of settlement. The adoption of EITF 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16) in fiscal 2006 has resulted in the Company reducing cost of goods sold as inventory purchased from ChiRhoClin is sold. Other current liabilities as of March 31, 2008 include $10,650 related to ChiRhoClin settlement which will be relieved as a reduction to cost of goods sold as inventory purchased from ChiRhoClin is sold.

8. Employee Benefit Plan

The Repligen Corporation 401(k) Savings and Retirement Plan (the "401(k) Plan") is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. All employees over the age of 21 who have completed four months of service are eligible to make pre-tax contributions up to a specified percentage of their compensation. Under the 401(k) Plan, the Company may, but is not obligated to match a portion of the employees' contributions up to a defined maximum. The match is calculated on a calendar year basis. The Company matched $56,647, $31,353, and $27,278 for the fiscal years ended March 31, 2008, 2007, and 2006 respectively. Forfeitures of previous participants partially funded contributions for fiscal year 2007. Forfeitures of previous participants completely funded contributions for fiscal year 2006 and as a result had no impact on the Company's operations.

9. Related Party Transaction

The Company paid Drs. Schimmel and Rich, the Co-Chairmen of the Board of Directors prior to Dr. Schimmel's retirement in fiscal 2008, $32,800 and $43,200, respectively, during the fiscal year ended March 31, 2008, and $49,200 and $43,200, respectively, during each of the fiscal years ended March 31, 2007 and 2006 pursuant to consulting agreements. Pursuant to their terms, these agreements are automatically extended for successive one-year terms unless terminated by either party to the agreement at least 90 days prior to the next anniversary date. Dr. Schimmel retired from the Board of Directors as of the Company's annual meeting in September 2007, and accordingly, the consulting agreement with Dr. Schimmel was terminated. Dr. Rich's agreement continues until October 31, 2008. Dr. Rich has advised the Company that he has no present intention of terminating his agreement. Drs. Schimmel and Rich received no separate cash compensation for attendance at meetings of the Board of Directors or otherwise as directors.

10. Legal Proceedings

ImClone Systems

In May 2004, Repligen and the Massachusetts Institute of Technology ("MIT") filed an action in the United States District Court for the District of Massachusetts against ImClone Systems, Incorporated ("ImClone") for infringement of U.S. Patent No. 4,663,281 ("the '281 patent") based on ImClone's manufacture and sale of Erbitux®. The '281 patent, which covers the use of certain genetic elements that increase protein production in a mammalian cell, is assigned to MIT and exclusively licensed to Repligen.

On September 10, 2007, Repligen and MIT entered into a settlement agreement (the "ImClone Settlement") with ImClone relating to the lawsuit against ImClone for infringement of the '281 patent. Pursuant to the ImClone Settlement, ImClone made a payment of $65 million to Repligen and MIT that resulted in net proceeds to Repligen of $40.17 million, as follows:

Gross proceeds from settlement agreement	$ 65,000,000
Less: Amounts paid to MIT	(11,000,000)
Less: Legal fees and other costs	(13,830,000)
Net gain on litigation settlement	$ 40,170,000

The ImClone Settlement served as the basis for the Company and MIT to dismiss the lawsuit against ImClone and for the Company to grant ImClone a non-exclusive sublicense to the '281 patent and certain other intellectual property. There are no further obligations to the Company with respect to the sublicenses. The net gain on litigation settlement has been recorded as a separate component of operating expenses in the Company's statement of operations in fiscal 2008.

Bristol-Myers Squibb Company ("Bristol")

In January 2006, Repligen and the University of Michigan jointly filed a complaint against Bristol in the United States District Court for the Eastern District of Texas for infringement of U.S. Patent No. 6,685,941 ("the '941 patent") for the commercial sale of Orencia®. The '941 patent, entitled "Methods of Treating Autoimmune Disease via CTLA4-Ig," covers methods of using CTLA4-Ig to treat rheumatoid arthritis, as well as other therapeutic methods. Repligen has exclusive rights to this patent from its owners, the University of Michigan and the U.S. Navy. In February 2006, Bristol answered the complaint and counterclaimed seeking a declaratory judgment that the '941 patent is invalid and unenforceable and that Bristol does not infringe the patent. See Note 12 below for further discussion of events subsequent to year end.

11. Scripps Agreements

License Agreement

On April 6, 2007 ("the Effective Date"), the Company entered into an exclusive worldwide commercial license agreement ("License Agreement") with The Scripps Research Institute ("Scripps"). Pursuant to the License Agreement, the Company obtained a license to use, commercialize and sublicense certain patented technology and improvements thereon, owned or licensed by Scripps, relating to compounds which may have utility in treating Friedreich's ataxia, an inherited neurodegenerative disease. Research in tissues derived from patients, as well as in mice, indicates that the licensed compounds increase production of the protein frataxin, which suggests potential utility of these compounds in slowing or stopping progression of the disease. There are currently no approved treatments for Friedreich's ataxia.

Pursuant to the License Agreement, the Company agreed to pay Scripps an initial license fee of $300,000, certain royalty and sublicense fees and, in the event the Company achieves specified developmental and commercial milestones, certain additional milestone payments. In addition, the Company issued Scripps and certain of its designees 87,464 shares of the Company's common stock (the "Shares") representing $300,000 as of the Effective Date. The Company recorded the initial license payment and the value of the shares issued as research and development costs in the Company's statement of operations in fiscal 2008.

If the value of the Shares does not equal at least $300,000 on the one-year anniversary of the Effective Date, the Company shall make a cash payment to Scripps equal to the difference. At March 31, 2008 as well as on April 6, 2008, the one-year anniversary of the Effective Date, the fair value of the shares exceeded $300,000; therefore, no liability has been recorded. The Company issued the Shares in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Shares were issued to Scripps, or to designees of Scripps on its behalf, as an "accredited investor" (as such term is defined in Rule 501(a) of Regulation D) without general solicitation or advertising and did not involve a public offering.

Furthermore, the Company issued warrants to an individual at Scripps to purchase up to 150,000 shares of common stock. The warrants have a 7-year term and are exercisable based on performance criteria as detailed in the warrant agreement. No expense has been recorded related to these warrants in fiscal 2008, as none of the performance criteria have been achieved. At this time, the Company does not believe that the performance criteria are probable of being achieved in the near future.

The License Agreement with Scripps expires or may be terminated (i) when all of the royalty obligations under the License Agreement expire; (ii) at any time by mutual written consent; (iii) by Scripps if the Company (a) fails to make payments under the License Agreement, (b) fails to achieve certain developmental and commercial objectives, (c) becomes insolvent, (d) is convicted of a felony relating the manufacture, use or sale of the licensed technology, or (e) defaults in its performance under the License Agreement; or (iv) by the Company upon 90 days written notice.

Research and Funding Agreement

On October 26, 2007, the Company entered into a research funding and option agreement ("Funding Agreement") with Scripps to fund a research program for the research and development of compounds that may have utility in the treatment of Friedreich's ataxia. Pursuant to the Funding Agreement, the Company is required to fund approximately $140,000 annually, payable quarterly, which are recorded as research and development expenses. In exchange for funding the research, Scripps will grant an exclusive option to the Company to acquire a sole, worldwide license, including the right to sublicense, manufacture and sell products, and services that result from the research program. There are no guaranties or warranties that products or services may result from the research program and the Company has ascribed no value to the license. The Funding Agreement expires or may be terminated (i) when all of the royalty obligations under the Funding Agreement expire; (ii) at any time by mutual written consent; (iii) by Scripps if the Company (a) fails to make payments under the Funding Agreement, (b) fails to achieve certain developmental and commercial objectives, (c) becomes insolvent, (d) is convicted of a felony relating to the manufacture, use or sale of the licensed technology, or (e) defaults in its performance under the Funding Agreement; or (iv) by the Company upon 90 days written notice. The Company made payments to Scripps of $105,000 during the year ended March 31, 2008 in connection with the Funding Agreement.

12. Subsequent Event

On April 7, 2008, Repligen and the University of Michigan entered into a settlement agreement (the "Bristol Settlement") with Bristol-Myers Squibb relating to the lawsuit against Bristol-Myers Squibb for infringement of the '941 patent. Pursuant to the Bristol Settlement, Bristol-Myers Squibb made an initial payment of $5 million to Repligen. The settlement further provides for Bristol-Myers Squibb to pay royalties on the United States net sales of Orencia® for any clinical indication at a rate of 1.8% for the first $500 million of annual net sales, 2.0% for the next $500 million of annual net sales and 4% of annual net sales in excess of $1 billion for each year from January 1, 2008 until December 31, 2013. The Bristol Settlement served as the basis for Repligen and the University of Michigan to dismiss the lawsuit against Bristol-Myers Squibb and for Repligen and the University of Michigan to grant to Bristol Myers-Squibb an exclusive worldwide license to the '941 patent and certain other intellectual property.

13. Selected Quarterly Financial Data (Unaudited)

The following table contains statements of operations information for each quarter of fiscal 2008 and 2007. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Q4 FY08	Q3 FY08	Q2 FY08	Q1 FY08	Q4 FY07	Q3 FY07	Q2 FY07	Q1 FY07
	(In thousands, except per share amounts)							
Revenue:								
Product revenue	$ 3,137	$4,563	$ 5,156	$5,731	$3,397	$3,633	$2,680	$3,364
Research revenue	164	101	196	248	302	249	185	264
Total revenue	3,301	4,664	5,352	5,979	3,699	3,882	2,865	3,628
Operating expenses:								
Cost of revenue	1,304	1,730	1,412	1,714	902	805	915	993
Research and development	2,357	1,592	1,154	2,138	1,452	1,674	1,583	1,215
Selling, general and administrative	3,504	2,341	2,186	2,142	1,696	1,660	1,463	1,541
Net gain from litigation settlement(1)	—	—	(40,170)	—	—	—	—	—
Total operating expenses	7,165	5,663	(35,418)	5,994	4,050	4,139	3,961	3,749
Income (loss) from operations	(3,864)	(999)	40,770	(15)	(351)	(257)	(1,096)	(121)
Investment income	669	759	366	257	247	240	236	225
Interest expense	(2)	(2)	(3)	(2)	(3)	(3)	(3)	(3)
Income (loss) before taxes	(3,197)	(242)	41,133	240	(107)	(20)	(863)	101
Income tax provision	—	—	(827)	—	—	—	—	—
Net income (loss)	$(3,197)	$ (242)	$ 40,306	$ 240	$ (107)	$ (20)	$ (863)	$ 101
Earning per share:								
Basic	$ (0.10)	$(0.01)	$ 1.31	$ 0.01	$ (0.00)	$ (0.00)	$ (0.03)	$ (0.00)
Diluted	$ (0.10)	$(0.01)	$ 1.29	$ 0.01	$ (0.00)	$ (0.00)	$ (0.03)	$ (0.00)
Weighted average shares outstanding:								
Basic	31,064	30,954	30,767	30,564	30,420	30,376	30,364	30,358
Diluted	31,064	30,954	31,224	31,127	30,420	30,376	30,364	30,828

(1) Second quarter in fiscal 2008 includes $40,170 net gain from litigation settlement (see Note 10).

14. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions	Reversal Without Utilization	Balance at End of Period
Allowance for Doubtful Accounts:				
2006	$15,000	$ —	$5,000	$10,000
2007	$10,000	$ —	$ —	$10,000
2008	$10,000	$5,000	$5,000	$10,000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Repligen Corporation:

We have audited the accompanying balance sheets of Repligen Corporation as of March 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repligen Corporation at March 31, 2008 and 2007, and the results of its operations, and its cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, on April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Repligen Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

ERNST & YOUNG LLP

Boston, Massachusetts
June 11, 2008

Corporate Information

Board of Directors

Karen A. Dawes
Principal
Knowledgeable Decisions, LLC

Alfred L. Goldberg, Ph.D.
Professor of Cell Biology
Harvard Medical School

Earl Webb Henry, M.D.
Sr. Vice President, Medical Affairs
inVentiv Clinical Solutions

Walter C. Herlihy, Ph.D.
President and
Chief Executive Officer
Repligen Corporation

Alexander Rich, M.D., Chairman
Sedgwick Professor of Biophysics
Department of Biology
Massachusetts Institute of Technology

Thomas F. Ryan, Jr.
Retired/Private Investor

Corporate Officers

Walter C. Herlihy, Ph.D.
President and
Chief Executive Officer

William J. Kelly
Vice President,
Finance and Administration

James R. Rusche, Ph.D.
Sr. Vice President,
Research and Development

Daniel P. Witt, Ph.D.
Vice President, Operations

Transfer Agent and Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

(877) 777-0800, select option 1
www.amstock.com
Investor Relations E-mail:
(Shareholder Inquiries)
info@amstock.com

The Transfer Agent is responsible for handling shareholder questions regarding lost certificates, address changes and changes of ownership or name in which shares are held.

General Counsel

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109

Independent Accountants

Ernst & Young, LLP
200 Clarendon Street
Boston, MA 02116

Annual Meeting

The Annual Meeting of Stockholders will be held on Friday, September 12, 2008 at 10:00 AM at Repligen's corporate offices,
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453

Market for Repligen Corporation Stock

Nasdaq Global Market
Common Stock: RGEN

Investor Information

Copies of our annual reports o[n] Form 10-K, proxy statements, quarterly reports on Form 10-Q and current reports on Form 8-[K] are available to stockholders upon request without charge. Please visit our website at www.repligen.com or send requests to:

Repligen Corporation
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453
ATTN: Investor Relations

Phone: (781) 250-0111
Fax: (781) 250-0115
E-mail: investors@repligen.com

This annual report contains forward looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward looking statements in this annual report do not constitute guarantees of future performance. Investors are cautioned that statements in this annual report that are not strictly historical statements, including, without limitation, statements regarding current or future financial performance, regulatory approvals, management's strategy, plans and objectives for future operations and product candidate acquisition, clinical trials and results, litigation strategy, results of litigation, product research and development, product efficacy, R&D expenditures, intellectual property, development and manufacturing plans, availability of materials and product and adequacy of capital resources and financing plans constitute forward looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation, the risks identified in our annual report on Form 10-K and our other filings with the Securities and Exchange Commission. We assume no obligation to update any forward looking information contained in this annual report.

RepliGen

41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453
(781) 250-0111
info@repligen.com
www.repligen.com

END